SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2025

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                               No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                               No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY REPORT

Quarter Ended September 30, 2025

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation, references to “EUR” or “euros” are to the legal currency of the European Union and references to “CAD” are to the legal currency of Canada. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee. References to “OCI” are to other comprehensive income, to “FVTOCI” are to fair value through other comprehensive income, to “FVTPL” are to fair value through profit and loss and to “NCI” are to non-controlling interests.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications, to “BLAs” are to Biologics License Applications, to “INDs” are to Investigational New Drug Applications, to “MAAs” are to Marketing Authorization Applications and to “NDSs” are to New Drug Submissions. References to the “SEC” are to the U.S. Securities and Exchange Commission.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated. References to “HUF” are to a Hindu Undivided Family, a form of entity found in India among related family members.

Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.88.78, as published by Federal Reserve Board of Governors on September 30, 2025. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

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Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing, safety or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; and our ability to successfully undertake licensing opportunities;

•	our generics medicines business, including: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; and returns, allowances and chargebacks;

•	compliance, regulatory and litigation matters, including: uncertainties regarding actual or potential legal proceedings; costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risk;

•	the effects of changes in U.S. tariffs or foreign trade laws, or retaliatory measures by other countries in response, including: increased business costs and impacts on supply chains; new operational challenges as we navigate a more complex business landscape; and business uncertainty that adversely affects macroeconomic conditions;

•	changes in U.S. laws or policies designed to facilitate most-favored-nation (“MFN”) pricing for prescription drugs;

•	current challenges associated with conducting business globally, including uncertainty regarding the conflicts in the middle east, and between Russia and Ukraine, its adverse effects or economic instability, major hostilities or terrorism;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	compliance matters, including lapses by our U.S. or overseas employees, third-party distributors or marketing and distribution agents in complying with the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws, which could result in adverse consequences to us, including without limitation causing us to be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities;

•	risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) and climate change topics; and

•	those discussed in the sections titled “risk factors” and “operating and financial review and prospects” in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2025 and in the section titled “operating and financial review, trend information” in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2025 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

3

4

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	September 30, 2025		September 30, 2025		March 31, 2025
		Convenience translation (See Note 2(e))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	112	Rs.	9,906	Rs.	14,654
Other investments	5		675		59,906		43,254
Trade and other receivables	6		1,101		97,738		90,420
Inventories	7		854		75,821		71,085
Derivative financial instruments			1		114		557
Other current assets	8		406		36,032		30,142
Total current assets		U.S.$	3,148	Rs.	279,517	Rs.	250,112
Non-current assets
Property, plant and equipment	9	U.S.$	1,261	Rs.	111,981	Rs.	97,761
Goodwill	10		139		12,298		11,810
Other intangible assets	11		1,137		100,942		96,803
Investment in equity accounted investees			58		5,184		4,811
Other investments	5		52		4,581		10,391
Deferred tax assets			256		22,717		18,508
Tax assets			42		3,713		1,821
Other non-current assets	8		12		1,072		972
Total non-current assets		U.S.$	2,957	Rs.	262,488	Rs.	242,877
Total assets		U.S.$	6,105	Rs.	542,005	Rs.	492,989
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	453	Rs.	40,248	Rs.	35,523
Short-term borrowings	13		464		41,155		38,045
Long-term borrowings, current portion	13		65		5,747		857
Provisions			74		6,548		6,168
Tax liabilities			86		7,628		3,028
Derivative financial instruments			32		2,836		1,286
Other current liabilities	12		527		46,765		45,485
Total current liabilities		U.S.$	1,700	Rs.	150,927	Rs.	130,392
Non-current liabilities
Long-term borrowings	13	U.S.$	131	Rs.	11,637	Rs.	7,864
Deferred tax liabilities			167		14,827		14,108
Provisions			2		173		156
Other non-current liabilities	12		27		2,359		3,303
Total non-current liabilities		U.S.$	327	Rs.	28,996	Rs.	25,431
Total liabilities		U.S.$	2,027	Rs.	179,923	Rs.	155,823
Equity
Share capital	14	U.S.$	9	Rs.	835	Rs.	834
Treasury shares	14		(22)		(1,937)		(2,264)
Share premium			127		11,310		11,133
Share-based payment reserve			18		1,637		1,642
Capital redemption reserve			2		173		173
Retained earnings			3,804		337,683		315,793
Other reserves			45		3,979		3,979
Other components of equity			54		4,809		2,098
Equity attributable to equity holders of the parent company		U.S.$	4,038	Rs.	358,489	Rs.	333,388
Non-controlling interests			40		3,593		3,778
Total equity			4,078		362,082		337,166
Total liabilities and equity		U.S.$	6,105	Rs.	542,005	Rs.	492,989

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the six months ended September 30,						For the three months ended September 30,
Particulars	Note	2025		2025		2024		2025		2024
		Convenience translation (See Note 2(e))
Revenues	15	U.S.$	1,954	Rs.	173,503	Rs.	156,889	Rs.	88,051	Rs.	80,162
Cost of revenues			864		76,736		62,776		39,911		32,393
Gross profit			1,090		96,767		94,113		48,140		47,769
Selling, general and administrative expenses			587		52,083		45,698		26,436		23,007
Research and development expenses			140		12,446		13,464		6,202		7,271
Impairment of non-current assets			7		662		929		662		924
Other income, net	16		(38)		(3,412)		(1,454)		(2,673)		(984)
Total operating expenses			696		61,779		58,637		30,627		30,218
Results from operating activities (A)			394		34,988		35,476		17,513		17,551
Finance income	17		46		4,081		3,747		1,681		2,312
Finance expense	17		(20)		(1,737)		(1,355)		(907)		(757)
Finance income, net (B)			26		2,344		2,392		774		1,555
Share of profit of equity accounted investees, net of tax (C)			1		65		120		63		61
Profit before tax [(A)+(B)+(C)]			421		37,397		37,988		18,350		19,167
Tax expense, net	18		102		9,033		10,653		4,082		5,752
Profit for the period		U.S.$	319	Rs.	28,364	Rs.	27,335	Rs.	14,268	Rs.	13,415

Attributable to:
Equity holders of the parent company		U.S.$	321	Rs.	28,549	Rs.	26,473	Rs.	14,372	Rs.	12,553
Non-controlling interests			(2)		(185)		862		(104)		862

Earnings per share attributable to equity holders of the parent company(1)
Basic earnings per share of Rs.1/- each		U.S.$	0.39	Rs.	34.30	Rs.	31.79	Rs.	17.26	Rs.	15.07
Diluted earnings per share of Rs.1/- each		U.S.$	0.39	Rs.	34.26	Rs.	31.74	Rs.	17.25	Rs.	15.05

(1)	Earnings per share for three month and six months ended September 30,2024 was computed after giving effect to 1:5 forward stock split effective October 28, 2024. Refer to Note 14 of these interim financial statements for further details regarding such stock split.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the six months ended September 30,							For the three months ended September 30,
Particulars	2025			2025		2024		2025		2024
	Convenience translation (See Note 2(e))
Profit for the period	U.S.$	319		Rs.	28,364	Rs.	27,335	Rs.	14,268	Rs.	13,415
Other comprehensive income/(loss)
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	-	*	Rs.	(9)	Rs.	(124)	Rs.	(14)	Rs.	(33)
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	-	*	Rs.	(9)	Rs.	(124)	Rs.	(14)	Rs.	(33)
Items that will be reclassified subsequently to the consolidated income statement:
Foreign currency translation adjustments		39			3,421		752		1,341		625
Effective portion of changes in fair value of cash flow hedges		(11)			(939)		2,198		(1,068)		2,191
Tax impact on above items		3			237		10		269		16
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	31		Rs.	2,719	Rs.	2,960	Rs.	542	Rs.	2,832
Other comprehensive income for the period, net of tax	U.S.$	31		Rs.	2,710	Rs.	2,836	Rs.	528	Rs.	2,799
Total comprehensive income for the period	U.S.$	350		Rs.	31,074	Rs.	30,171	Rs.	14,796	Rs.	16,214

Attributable to:
Equity holders of the parent company	U.S.$	352		Rs.	31,259	Rs.	29,309	Rs.	14,900	Rs.	15,352
Non-controlling interests		(2)			(185)		862		(104)		862

*Rounded to the nearest million

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains/ (losses)		Retained earnings		Other Reserves(5)		Total		Non- controlling interests(4)		Total Equity
Balance as of April 1, 2025 (A)	Rs.	834	Rs.	11,133	Rs.	(2,264)	Rs.	1,642	Rs.	(2,651)	Rs.	5,255	Rs.	108	Rs.	173	Rs.	(613)	Rs.	315,793	Rs.	3,979	Rs.	333,388	Rs.	3,778	Rs.	337,166
Profit for the period		-		-		-		-		-		-		-		-		-		28,549		-		28,549		(185)		28,364
Net change in fair value of equity instruments		-		-		-		-		(9)		-		-		-		-		-		-		(9)		-		(9)
Foreign currency translation adjustments, net of tax expense of Rs.0		-		-		-		-		-		3,421		-		-		-		-		-		3,421		-		3,421
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.237		-		-		-		-		-		-		(702)		-		-		-		-		(702)		-		(702)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(9)	Rs.	3,421	Rs.	(702)	Rs.	-	Rs.	-	Rs.	28,549	Rs.	-	Rs.	31,259	Rs.	(185)	Rs.	31,074
Issue of equity shares on exercise of options		1		177		327		(217)		-		-		-		-		-		-		-		288		-		288
Share-based payment expense		-		-		-		212		-		-		-		-		-		-		-		212		-		212
Dividends paid		-		-		-		-		-		-		-		-		-		(6,659)		-		(6,659)		-		(6,659)
Total transactions (C)	Rs.	1	Rs.	177	Rs.	327	Rs.	(5)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,659)	Rs.	-	Rs.	(6,159)	Rs.	-	Rs.	(6,159)
Balance as of September 30, 2025 [(A)+(B)+(C)]	Rs.	835	Rs.	11,310	Rs.	(1,937)	Rs.	1,637	Rs.	(2,660)	Rs.	8,676	Rs.	(594)	Rs.	173	Rs.	(613)	Rs.	337,683	Rs.	3,979	Rs.	358,489	Rs.	3,593	Rs.	362,082
Convenience translation (See note 2(e))	U.S.$	9	U.S.$	127	U.S.$	(22)	U.S.$	18	U.S.$	(30)	U.S.$	98	U.S.$	(7)	U.S.$	2	U.S.$	(7)	U.S.$	3,804	U.S.$	45	U.S.$	4,038	U.S.$	40	U.S.$	4,078

8

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital			Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re-investment reserve(2)		Actuarial gains /(losses)		Retained earnings		Other Reserves(5)		Total		Non- controlling interests(4)		Total Equity
Balance as of April 1, 2024 (A)	Rs.	834		Rs.	10,765	Rs.	(991)	Rs.	1,508	Rs.	(2,452)	Rs.	5,415	Rs.	(69)	Rs.	173	Rs.	653	Rs.	(543)	Rs.	265,257	Rs.	-	Rs.	280,550	Rs.	-	Rs.	280,550
Profit for the period		-			-		-		-		-		-		-		-		-		-		26,473		-		26,473		862		27,335
Net change in fair value of equity and debt instruments		-			-		-		-		(124)		-		-		-		-		-		-				(124)		-		(124)
Foreign currency translation adjustments		-			-		-		-		-		752		-		-		-		-		-		-		752		-		752
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.10		-			-		-		-		-		-		2,208		-		-		-		-		-		2,208		-		2,208
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(124)	Rs.	752	Rs.	2,208	Rs.	-	Rs.	-	Rs.	-	Rs.	26,473	Rs.	-	Rs.	29,309	Rs.	862	Rs.	30,171
Issuance of shares comprising NCI (4)		-			-		-		-		-		-		-		-		-		-		-		3,979		3,979		3,077		7,056
Issue of equity shares on exercise of options		-	*		300		76		(219)		-		-		-		-		-		-		-		-		157		-		157
Share-based payment expense		-			-		-		208		-		-		-		-		-		-		-		-		208		-		208
Dividend paid		-			-		-		-		-		-		-		-		-		-		(6,662)		-		(6,662)		-		(6,662)
Total transactions (C)	Rs.	-	*	Rs.	300	Rs.	76	Rs.	(11)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,662)	Rs.	3,979	Rs.	(2,318)	Rs.	3,077	Rs.	759
Adjustment of cash flow hedge gain to purchase consideration(3)		-			-		-		-		-		-		(2,197)		-		-		-		-		-		(2,197)		-		(2,197)
Transfer from special economic zone re-investment reserve on utilization		-			-		-		-		-		-		-		-		(112)		-		112		-		-		-		-
Total transfers (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(2,197)	Rs.	-	Rs.	(112)	Rs.	-	Rs.	112	Rs.	-	Rs.	(2,197)	Rs.	-	Rs.	(2,197)
Balance as of September 30, 2024 [(A)+(B)+(C)+(D)]	Rs.	834		Rs.	11,065	Rs.	(915)	Rs.	1,497	Rs.	(2,576)	Rs.	6,167	Rs.	(58)	Rs.	173	Rs.	541	Rs.	(543)	Rs.	285,180	Rs.	3,979	Rs.	305,344	Rs.	3,939	Rs.	309,283

*Rounded to the nearest million.

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.

(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve was utilized by the Company during the fiscal year ended March 31, 2025 to acquire plant and machinery in accordance with Section 10AA(2) of such Act.

(3)	Represents effective portion of the gain on the forward exchange contract executed to hedge the foreign currency exposure related to the consideration payable in GBP pursuant to Business transfer agreement with Haleon. Upon completion of the transaction, the hedge gains from this forward contract were reclassified from the cash flow hedge reserves and adjusted in the consideration paid. Refer to Note 27.B of these interim financial statements for details.

(4)	Represents 49% ownership stake held by Nestlé India Limited in Dr. Reddy’s and Nestlé Health Science Limited (which the Company sometimes refers to as its “Nutraceuticals subsidiary”).

(5)	Following the acquisition of a non-controlling interest (“NCI”) in the Nutraceuticals subsidiary by Nestlé India, the difference between cash consideration received from such NCI and the proportionate share of net assets is recognized in “Other reserves” within equity

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the six months ended September 30,
Particulars	2025		2025		2024
	Convenience translation (See Note 2(e))
Cash flows from/(used in) operating activities:
Profit for the period	U.S.$	319	Rs.	28,364	Rs.	27,335
Adjustments for:
Tax expense, net		102		9,033		10,653
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(14)		(1,277)		(2,245)
Depreciation and amortization		111		9,816		7,785
Impairment of non-current assets		7		662		929
Allowance for credit losses (on trade receivables and other advances)		8		679		96
Gain on sale or de-recognition of non-current assets, net		(3)		(268)		(447)
Share of profit of equity accounted investees		(1)		(65)		(120)
Inventories write-down		39		3,450		2,844
Unrealized exchange (loss)/gain, net		(6)		(509)		507
Interest expense/(income), net		(3)		(303)		(54)
Equity settled share-based payment expense		2		212		208
Changes in operating assets and liabilities:
Trade and other receivables		(87)		(7,689)		(4,182)
Inventories		(92)		(8,186)		(11,331)
Trade and other payables		100		8,846		4,062
Other assets and other liabilities, net		(42)		(3,718)		(9,474)
Cash generated from operations		440		39,047		26,566
Income tax paid, net		(100)		(8,845)		(8,754)
Net cash from operating activities	U.S.$	340	Rs.	30,202	Rs.	17,812
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment		(136)		(12,084)		(12,646)
Proceeds from sale of property, plant and equipment		2		142		411
Purchase of other intangible assets		(92)		(8,198)		(1,687)
Proceeds from sale of other intangible assets		3		239		419
Purchase of other investments		(1,158)		(102,831)		(138,326)
Proceeds from sale of other investments		1,051		93,289		162,988
Investment in associates		(1)		(51)		(317)
Payment for acquisition of businesses (Refer to Note 27.B for details)		-		-		(51,441)
Interest and dividend received		9		759		1,280
Net cash used in investing activities	U.S.$	(324)	Rs.	(28,735)	Rs.	(39,319)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares in subsidiary comprising NCI (Refer to Note 27.A for details)		-		-		7,056
Proceeds from issuance of equity shares (including treasury shares)		3		288		157
Proceeds from short-term borrowings, net		30		2,675		27,556
Payment of principal portion of lease liabilities		(7)		(565)		(735)
Dividend paid		(75)		(6,659)		(6,662)
Interest paid		(26)		(2,265)		(1,681)
Net cash from/(used in) financing activities	U.S.$	(75)	Rs.	(6,526)	Rs.	25,691
Net increase/(decrease) in cash and cash equivalents		(57)		(5,059)		4,184
Effect of exchange rate changes on cash and cash equivalents		4		372		(6)
Cash and cash equivalents at the beginning of the period*		164		14,593		7,107
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)**	U.S.$	112	Rs.	9,906	Rs.	11,285

* Adjusted for bank overdraft of Rs.61 for the year ended March 31, 2025.

**Adjusted for bank-overdraft of Rs.45 for the six months ended September 30, 2024.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients (“APIs”), generics, branded generics, biosimilars, over the counter (“OTC”) products and pharmaceutical services.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico and Mirfield in the United Kingdom; and its principal markets are in India, Russia, the United States, and Germany. The Company’s shares are listed on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These interim financial statements were authorized for issuance by the Company’s Board of Directors on October 24, 2025.

b)	Material accounting policies information

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended March 31, 2025 contained in the Company’s Annual Report on Form 20-F.

New Standards, interpretations and amendments adopted by the Company effective from April 1, 2025

The Company applied for the first time the below amendments, which are effective for annual periods beginning on or after January 1, 2025. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 21: Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”, to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

The amendments also require disclosure of information that enables users of an entity’s financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

This amendment had no material impact on these interim financial statements.

New Standards and Amendments not yet effective as on April 1, 2025

Certain new standards and amendments to standards are not yet effective for annual periods beginning on or after April 1, 2025 and have not been applied in preparing these interim financial statements that could have potential impact on the interim financial statements of the Company are:

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements”, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

b)	Material accounting policies information (continued)

Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. The first three categories are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, are effective retrospectively for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted, but will need to be disclosed.

The Company is currently assessing the impact of adopting IFRS 18 and other amendments on these interim financial statements.

Amendments to IFRS 9 and IFRS 7 for Classification and Measurement of financial instruments

On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”, relating to the classification and measurement of financial instruments, which:

•	clarify that a financial liability is derecognized on the 'settlement date' - i.e., the date when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for derecognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date, if certain conditions are met;
•	clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”) linked features and other similar contingent features;
•	clarify the treatment of non-recourse assets and contractually linked instruments; and
•	require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income (“FVTOCI”).

The amendments are effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of adopting IFRS 9 and IFRS 7 on these interim financial statements.

Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”, to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements.

Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions.

The amendments include:

•	clarifying the application of the ‘own-use’ requirements for in-scope contracts;
•	permitting hedge accounting if these contracts are used as hedging instruments; and
•	adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

b)	Material accounting policies information (continued)

The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, but will need to be disclosed. The IFRS 7 disclosure amendments must be applied when the IFRS 9 amendments are applied. The Company is currently assessing the impact of adopting IFRS 9 and IFRS 7 on these interim financial statements.

c)	Basis of consolidation

Subsidiaries

These interim financial statements comprise the consolidated financial statements of the parent company and its subsidiaries as at September 30, 2025. Subsidiaries are all entities that are controlled by the parent company. Control exists when the parent company (i) has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii) is exposed to, or has rights to variable returns from its involvement with the entity and (iii) has the ability to affect those returns through power over the entity.

The Company re-assesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. The financial statements of subsidiaries are included in these interim financial statements from the date when the Company obtains control and continues until the date that control ceases.

Changes in ownership interests:

Acquisition of some or all of the NCIs in an entity and changes in the interests in subsidiaries that do not result in a loss of control are accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration received and the carrying value of the NCI is recorded as an adjustment to Other reserves that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

Profit, loss, and equity attributed to NCIs in subsidiaries are shown separately in the consolidated interim income statement, consolidated interim statement of comprehensive income, consolidated interim statement of changes in equity and consolidated interim statement of financial position, respectively.

d)	Basis of measurement

These interim financial statements have been prepared on the historical cost convention, except for the following material items in the statements of financial position which are measured on the basis stated below and in accordance with the respective accounting policies:

•	derivative financial instruments are measured at fair value;
•	financial assets and financial liabilities are measured either at fair value or at amortized cost, depending on the classification based on accounting policy;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value on the acquisition date; and
•	contingent consideration arising out of business combination are measured at fair value.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

e)	Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the six months ended September 30, 2025 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.88.78, as published by the Federal Reserve Board of Governors on September 30, 2025. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s Independent Registered Public Accounting Firm.

f)	Use of judgments, estimates and assumptions

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates implies that actual results may differ from these estimates. In preparing these interim financial statements, the judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the year ended March 31, 2025.

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments and does not review the total assets and liabilities of an operating segment. The Company’s Chief Executive Officer (“CEO”) is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Others.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment also includes the operations of the Company’s biologics business and the portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”).

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products, including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company’s pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Others. This segment consists of the Company’s other business operations, which includes the Company’s wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and the Company’s Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s interim financial statements.

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Information about segments:	For the six months ended September 30, 2025								For the six months ended September 30, 2024
Segments	Global Generics		PSAI		Others		Total		Global Generics		PSAI		Others		Total
Revenues(1)	Rs.	154,118	Rs.	17,631	Rs.	1,754	Rs.	173,503	Rs.	140,434	Rs.	16,064	Rs.	391	Rs.	156,889
Gross profit	Rs.	92,514	Rs.	2,782	Rs.	1,471	Rs.	96,767	Rs.	89,680	Rs.	4,286	Rs.	147	Rs.	94,113
Selling, general and administrative expenses								52,083								45,698
Research and development expenses								12,446								13,464
Impairment of non-current assets								662								929
Other income, net								(3,412)								(1,454)
Results from operating activities							Rs.	34,988							Rs.	35,476
Finance income/(expense), net								2,344								2,392
Share of profit of equity accounted investees, net of tax								65								120
Profit before tax							Rs.	37,397							Rs.	37,988
Tax expense								9,033								10,653
Profit for the period							Rs.	28,364							Rs.	27,335

Information about segments:	For the three months ended September 30, 2025								For the three months ended September 30, 2024
Segments	Global Generics		PSAI		Others		Total		Global Generics		PSAI		Others		Total
Revenues(1)	Rs.	78,498	Rs.	9,450	Rs.	103	Rs.	88,051	Rs.	71,576	Rs.	8,407	Rs.	179	Rs.	80,162
Gross profit	Rs.	46,428	Rs.	1,700	Rs.	12	Rs.	48,140	Rs.	45,162	Rs.	2,518	Rs.	89	Rs.	47,769
Selling, general and administrative expenses								26,436								23,007
Research and development expenses								6,202								7,271
Impairment of non-current assets								662								924
Other income, net								(2,673)								(984)
Results from operating activities							Rs.	17,513							Rs.	17,551
Finance income/(expense), net								774								1,555
Share of profit of equity accounted investees, net of tax								63								61
Profit before tax							Rs.	18,350							Rs.	19,167
Tax expense								4,082								5,752
Profit for the period							Rs.	14,268							Rs.	13,415

(1)	Revenues for the six months ended September 30, 2025 and 2024 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.3,662 and Rs.5,275, respectively. Revenues for the three months ended September 30, 2025 and 2024 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.2,134 and Rs.2,623, respectively.

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the six months ended September 30,				For the three months ended September 30,
Country	2025		2024		2025		2024
United States	Rs.	69,958	Rs.	76,360	Rs.	33,414	Rs.	37,623
India		31,781		28,320		16,394		14,501
Russia		15,829		12,401		8,747		6,854
Others(1)		55,935		39,808		29,496		21,184
	Rs.	173,503	Rs.	156,889	Rs.	88,051	Rs.	80,162

(1)	Others include Germany, the United Kingdom, Ukraine, Romania, Brazil, South Africa, China, Canada and other countries across the world.

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	September 30, 2025		March 31, 2025
Cash on hand	Rs.	1	Rs.	1
Balances with banks		8,999		12,142
Term deposits with banks (original maturities less than 3 months)		906		2,511
Cash and cash equivalents in the statement of financial position	Rs.	9,906	Rs.	14,654
Bank overdrafts used for cash management purposes		-		61
Cash and cash equivalents in the statement of cash flows	Rs.	9,906	Rs.	14,593
Restricted cash balances included above
Balance in unclaimed dividend account	Rs.	75	Rs.	80
Other restricted cash balances		366		464
Total restricted cash balances	Rs.	441	Rs.	544

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding three months). The details of such investments as of September 30, 2025 and March 31, 2025 are as follows:

		As of September 30, 2025						As of March 31, 2025
	Category	Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost		Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost
Current portion
In units of mutual funds	FVTPL	Rs.	35,593	Rs.	3,621	Rs.	39,214	Rs.	30,364	Rs.	2,822	Rs.	33,186
In term deposits with banks	Amortized cost		20,658		-		20,658		9,948		-		9,948
In equity securities	FVTPL		-		-		-		96		(9)		87
Others	Amortized cost		34		-		34		33		-		33
		Rs.	56,285	Rs.	3,621	Rs.	59,906	Rs.	40,441	Rs.	2,813	Rs.	43,254
Non-current portion
In equity securities(1)	FVTOCI	Rs.	2,700	Rs.	(2,660)	Rs.	40	Rs.	2,700	Rs.	(2,651)	Rs.	49
In limited liability partnership firms	FVTPL		1,025		156		1,181		989		133		1,122
In term deposits with banks and financial institution	Amortized cost		2,000		-		2,000		8,000		-		8,000
In bonds	Amortized cost		1,001		-		1,001		1,001		-		1,001
Others	FVTPL		359		-		359		219		-		219
		Rs.	7,085	Rs.	(2,504)	Rs.	4,581	Rs.	12,909	Rs.	(2,518)	Rs.	10,391

(1)	Primarily represents the investment in shares of Curis, Inc. The cost of acquisition was Rs.2,699. As of September 30, 2025 and March 31, 2025, the Company has recognized an unrealized loss of Rs.2,660 and Rs.2,651, respectively, in the OCI for the fair value changes.

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6.	Trade and other receivable

	As of
	September 30, 2025		March 31, 2025
Current
Trade and other receivables, gross	Rs.	99,535	Rs.	91,898
Less: Allowance for credit losses		(1,797)		(1,478)
Trade and other receivables, net	Rs.	97,738	Rs.	90,420

Pursuant to certain arrangements with banks, the Company sold to these banks certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank, after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognized in the statements of financial position. During the six months ended September 30, 2025, and the year ended March 31, 2025, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.5,062 and Rs.13,739, respectively.

7.	Inventories

Inventories consist of the following:

	As of
	September 30, 2025		March 31, 2025
Raw materials	Rs.	19,208	Rs.	20,165
Work-in-progress		17,580		16,525
Finished goods (includes stock-in-trade)		32,416		28,395
Packing materials, stores and spares		6,617		6,000
	Rs.	75,821	Rs.	71,085

Details of inventories recognized in the interim income statement are as follows:

	For the six months ended September 30,				For the three months ended September 30,
	2025		2024		2025		2024
Raw materials, consumables and changes in finished goods and work in progress	Rs.	55,862	Rs.	42,752	Rs.	29,422	Rs.	22,242
Inventory write-downs(1)		3,450		2,844		1,815		1,537

(1)	Includes inventory provision related to conjugated estrogen of Rs.260. Refer to Note 9 of these interim financial statements for further details.

During the six months ended September 30, 2025 and 2024, an amount of Rs.677 and Rs.1,715, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

During the three months ended September 30, 2025 and 2024, an amount of Rs.318 and Rs.906, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.	Other assets

	As of
	September 30, 2025		March 31, 2025
Current
Balances and receivables from statutory authorities(1)	Rs.	20,279	Rs.	16,405
Government incentives receivables(2)		2,824		2,967
Prepaid expenses		2,281		1,883
Advances to vendors and employees		5,250		4,885
Others(3)		5,398		4,002
	Rs.	36,032	Rs.	30,142
Non-current
Security deposits	Rs.	860	Rs.	750
Others		212		222
	Rs.	1,072	Rs.	972

(1)	Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”), value added tax, and from customs authorities of India.
(2)	Primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company and other incentives.
(3)	Others primarily includes claims receivable and security deposits.

Refer to Note 23 for further details and a breakup of financial and non-financial assets.

9.	Property, plant and equipment

	As of and For the six months ended		As of and For the year ended
	September 30, 2025		March 31, 2025
Opening balance	Rs.	97,761	Rs.	76,886
Cost of assets acquired during the period		20,406		32,422
Net book value of assets disposed of during the period		(431)		(1,021)
Depreciation expense		(5,985)		(10,505)
Impairment loss (1)(2)		(535)		(4)
Effect of changes in foreign exchange rates		765		(17)
Closing balance	Rs.	111,981	Rs.	97,761

(1)	During the six months ended September 30, 2025, consequent to certain technical challenges in product development, the Company decided to discontinue development of conjugated estrogen at its site in Middleburgh, New York.

Consequent to discontinuance of development, the Company recorded the following financial impacts, resulting in a net loss of Rs.47 million in the income statement:

•	Impairment loss of the entire carrying value of Rs.535 for property, plant and equipment;
•	Inventory related provisions of Rs.260;
•	Other development program related wind down costs of Rs.129;
•	Gain recognized from the write back of liabilities no longer required of Rs.877.

This transaction pertains to the Company’s Global Generics segment.

(2)	Impairment losses recorded for the year ended March 31, 2025, consists of the following:

•	This represents impairment loss recognized on the additions made to property, plant and equipment of the Company’s subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC, as the recoverable amount remained lower than the carrying amount. For further details, refer to Note 12 and Note 23 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025.

Capital commitments

As of September 30, 2025 and March 31, 2025, the Company was committed to spend Rs.13,628 and Rs.14,567, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10.	Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of September 30, 2025 and March 31, 2025:

	As of
	September 30, 2025		March 31, 2025
Opening balance, gross	Rs.	28,758	Rs.	21,201
Goodwill arising on business combinations(1)		-		7,377
Effect of changes in foreign exchange rates		488		180
Impairment loss(2)		(16,948)		(16,948)
Closing balance, net	Rs.	12,298	Rs.	11,810

(1)	Refer to Note 27 of these interim financial statements for details regarding assets acquired through business combinations during the year ended March 31, 2025.

(2)	The impairment loss of Rs.16,948 includes the following:

•	Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

•	Rs.272 pertaining to the Company’s Nimbus Heath business, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the year ended March 31, 2023.

11.	Other intangible assets

	As of and For the six months ended		As of and For the year ended
	September 30, 2025		March 31, 2025
Opening balance	Rs.	96,803	Rs.	36,951
Assets acquired through business combinations(1)		-		56,955
Cost of assets acquired during the period(2)		5,475		9,989
Net book value of assets disposed of during the period		(108)		(312)
Amortization expense		(3,831)		(6,553)
Impairment loss, net(3)		(127)		(1,689)
Effect of changes in foreign exchange rates		2,730		1,462
Closing balance	Rs.	100,942	Rs.	96,803

(1)	Refer to Note 27 of these interim financial statements for details regarding assets acquired through business combinations during the year ended March 31, 2025.

(2)	Additions during the six months ended September 30, 2025 includes the following:

•	Rs.4,464 (U.S.$50.50) paid as consideration for the acquisition of STUGERON® and its locally recognized brands, STUGERON® FORTE and STUGERON® PLUS. The acquisition covers 18 markets in the Asia-Pacific and Europe, Middle East, and Africa regions, with India and Vietnam as the key markets.

Additions during the year ended March 31, 2025 primarily consists of the following:

•	Rs.5,025 (U.S.$58) pertaining to the upfront consideration paid and other additional milestone consideration pursuant to the acquisition of exclusive rights to commercialize daratumumab biosimilar HLX 15 in the United States and Europe from Shanghai Henlius Biotech, Inc. (“Henlius”). Under the terms of the agreement, Henlius will be responsible for development, manufacturing and commercial supply, and is eligible to receive consideration upon achievement of commercial milestones, bringing the total potential consideration (including upfront consideration and milestone payments) up to Rs.11,243 (U.S.$131.6). In addition, Henlius is eligible to receive royalties on annual net sales of the product upon commercialization.

•	Rs.1,764 (U.S.$20.70) pertaining to upfront consideration and additional milestone consideration for the acquisition of exclusive rights in the United States, and semi-exclusive rights in Europe and the United Kingdom, to commercialize AVT03 (denosumab), a biosimilar candidate to Prolia® and Xgeva®.

•	The acquisition of the rights to commercialize Helinorm, a food supplement product, in Russia and other countries, for a consideration of Rs.820 (RUB 970).

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Other intangible assets (continued)

(3)	Impairment losses recorded for the year ended March 31, 2025 includes:

a.	Impairment of intangibles pertaining to acquisition from Mayne consists of:

•	an amount of Rs.907 towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.

•	an amount of Rs.270 pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.

b.	Other impairments:

During the year ended March 31, 2025, consequent to adverse market conditions with respect to certain product related intangibles, the Company assessed the recoverable value of certain products and recognized impairment loss of Rs.512 primarily pertaining to business in India and Europe.

The above impairment charge pertains to the Company’s Global Generics segment.

The Company used the discounted cash flow approach to calculate the value-in-use, which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, and the useful life of the asset. The net cash flows have been discounted based on a post-tax discount rate.

Details of significant intangible assets as of September 30, 2025 are as follows:

Particulars of the asset	Acquired from	Carrying net book value
Consumer Healthcare Portfolio of Nicotine Replacement Therapy	Haleon UK Enterprises Limited	Rs.	55,757
Select portfolio of branded generics business	Wockhardt Limited		10,556
daratamumab biosimilar HLX 15	Shanghai Henlius Biotechz, Inc.		5,150
Stugeron®	Janssen Pharmaceutica NV		4,454
Cardiovascular brand Cidmus®	Novartis AG		4,100
Portfolio of generic prescription products	Mayne Pharma Group Limited		2,974

12.	Other liabilities

Other liabilities consist of the following

	As of
	September 30, 2025		March 31, 2025
Current
Accrued expenses	Rs.	27,220	Rs.	25,135
Employee benefits payable		4,954		7,352
Statutory dues payable		6,601		4,946
Deferred revenue		173		421
Advance from customers		1,892		1,562
Others(1)		5,925		6,069
	Rs.	46,765	Rs.	45,485
Non-current
Deferred revenue	Rs.	1,307	Rs.	1,162
Others		1,052		2,141
	Rs.	2,359	Rs.	3,303

(1)	Includes earn-out consideration payable to Haleon UK Enterprises Limited. Refer to Note 27 of these interim financial statements for details.

Refer to Note 23 for further details and a breakup of financial and non-financial liabilities.

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil and Mexico which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	September 30, 2025		March 31, 2025
Pre-shipment credit	Rs.	27,936	Rs.	32,855
Working capital borrowings		13,219		5,129
Bank overdraft		-		61
	Rs.	41,155	Rs.	38,045

The interest rate profile of short-term borrowings from banks is given below:

As of
	September 30, 2025		March 31, 2025
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Working capital borrowings	RUB	Key rate + 334 bps to 422 bps	RUB	Key rate + 470 bps to 590 bps
	MXN	TIIE + 1.35%	MXN	TIIE + 1.35%
	BRL	CDI+1.55%	INR	7.50%
	-	-	BRL	CDI+1.55%
	INR	5.85%	-	-
Pre-shipment credit	INR	T-bill + 35 bps to 70 bps	INR	T-bill + 35 bps to 70 bps
	-	-	U.S.$	6 Month SOFR + 10 bps to 65 bps

(1)	“BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles and “U.S.$” means U.S. dollars.

(2)	“CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “SOFR” means Secured Overnight Financing Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means the India Treasury bill interest rate.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	September 30, 2025				March 31, 2025
	Non – current		Current		Non – current		Current
Rupee term loan from bank to subsidiary(1)	Rs.	-	Rs.	3,800	Rs.	3,800	Rs.	-
Obligations under leases (2)		11,637		1,947		4,064		857
	Rs.	11,637	Rs.	5,747	Rs.	7,864	Rs.	857

(1)	The Rupee term loan obtained from a bank by the Company’s subsidiary, Aurigene Pharmaceutical Services Limited, is subject to certain covenants that are required to be maintained on a consolidated basis during the period of the loan. The covenants are to be tested on an annual basis at the end of each financial year. As at September 30, 2025 and March 31, 2025, the Company was in compliance with the covenants and had no indication that it will have difficulty in complying with the same.

(2)	Obligations under lease includes Rs.8,495 related to an additional facility leased in India and modification of leases for a warehouse in the United States during the six months ended September 30, 2025, with corresponding recognition of right-of-use assets .

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings (continued)

The interest rate profiles of long-term borrowings (other than obligations under leases) as of September 30, 2025 and March 31, 2025 were as follows:

As of
	September 30, 2025		March 31, 2025
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Rupee term loan from bank	INR	3 Months T-bill + 84 bps	INR	3 Months T-bill + 84 bps

(1)	“INR” means Indian rupees.

(2)	“T-bill” means the India Treasury bill interest rate.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.52,396 and Rs.50,904 as of September 30, 2025 and March 31, 2025, respectively, from its banks for working capital requirements. The Company can draw upon these lines of credit based on its working capital requirements.

14.	Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the six months ended September 30, 2025, and for the year ended March 31, 2025:

Particulars	No. of shares	Amount
Opening number of outstanding equity shares/share capital (face value of Rs.5 each) as on April 1, 2024	166,818,266	Rs.	834
Add: Equity shares issued pursuant to employee stock option plans(1) prior to stock split	58,680		-	*
Add: Increase in outstanding shares on account of stock split**	667,507,784		-
Add: Equity shares issued pursuant to employee stock option plans(1) after stock split	70,635		-	*
Closing number of outstanding equity shares/share capital** (face value of Rs.1 each) as on March 31, 2025	834,455,365	Rs.	834
Treasury shares(2) as on March 31, 2025	2,452,260	Rs.	2,264

Opening number of outstanding equity shares/share capital (face value of Rs.1 each) as on April 1, 2025	834,455,365	Rs.	834
Add: Equity shares issued pursuant to employee stock option plans(1)	158,395		1
Closing number of outstanding equity shares/share capital (face value of Rs.1 each) as on September 30, 2025	834,613,760	Rs.	835
Treasury shares(2) as on September 30, 2025	2,098,425	Rs.	1,937

*Rounded to the nearest million.

**Effective as of the record date of October 28, 2024, the Company implemented a sub-division/ stock split of each equity share having a face value of Rupees Five each, fully paid-up, into five equity shares having a face value of Rupees One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Each American Depositary Share (“ADS”) of the Company continued to represent one underlying equity share and, therefore, the number of ADSs held by an American Depositary Receipt (“ADR”) holder consequently increased in proportion to the increase in number of equity shares.

(1)	During the six months ended September 30, 2025 and the year ended March 31, 2025, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.1,982, Rs.2,607, Rs.2,814, Rs.3,679 or Rs.5,301 (prior to the stock split) per share and Rs.1, Rs.521, Rs.736, Rs.781 or Rs.1,060 (after the stock split) per share.

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14.	Share capital (continued)

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the six months ended September 30, 2025 and the year ended March 31, 2025, the equity shares issued and their exercise prices were as follows:

Dr. Reddy’s Employees Stock Option Scheme, 2018	Options	Range of Exercise price
During the six months ended September 30, 2025	353,835	Rs.521 to Rs.1,060
During the year ended March 31, 2025	22,077 (prior to the stock split) and 54,800 (after the stock split)	Rs.2,607 to Rs.5,301 and Rs.521 to Rs.1,060

Upon the exercise of options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”.

Dividends

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors.

At the Company’s Board of Directors’ meeting held on May 9, 2025, the Board had proposed a dividend of Rs.8 per share, and aggregating to Rs. 6,677. The same was approved by the Company’s shareholders at the Annual General Meeting (“AGM”) of the Company held on July 24, 2025 which resulted in net cash outflow of Rs. 6,659 (excluding dividend paid on treasury shares).

The details of dividends paid by the Company during the six months ended September 30, 2025 and 2024, respectively are as follows:

	For the six months ended September 30,
	2025		2024
Dividend per share (in absolute Rs.)	Rs.	8	Rs.	8	*
Dividend paid during the year (excluding dividend paid on treasury shares)	Rs.	6,659	Rs.	6,662
Fiscal year		2025		2024

* Dividend per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

15.	Revenue from contracts with customers

	For the six months ended September 30,				For the three months ended September 30,
	2025		2024		2025		2024
Sales	Rs.	169,054	Rs.	154,256	Rs.	86,388	Rs.	78,860
Service income		2,488		1,961		1,340		1,015
License fees		1,961		672		323		287
	Rs.	173,503	Rs.	156,889	Rs.	88,051	Rs.	80,162

Refer to Note 3 (“Segment reporting”) for details on revenues by geography.

Refund liabilities on account of sales returns amounting to Rs.5,645 and Rs.5,297 as of September 30, 2025 and March 31, 2025, respectively, have been included in provisions forming part of current liabilities.

16.	Other income, net

Other income, net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2025		2024		2025		2024
Gain on sale/disposal of non-current assets, net	Rs.	(268)	Rs.	(447)	Rs.	(308)	Rs.	(430)
Sale of spent chemicals		(170)		(225)		(81)		(114)
Scrap sales		(193)		(161)		(87)		(79)
Miscellaneous income, net		(2,781)		(621)		(2,197)		(361)
	Rs.	(3,412)	Rs.	(1,454)	Rs.	(2,673)	Rs.	(984)

Miscellaneous income, net during the three months and six months ended September 30, 2025 includes:

•	Rs.877 towards gain recognized from the write back of liabilities no longer required pursuant to discontinuance of development of conjugated estrogen at its site in Middleburgh, New York. (Refer to Note 9 of these interim financial statements for further details).

•	Rs.748 representing payment for avoided litigation costs pursuant to settlement of product related litigations, by the Company in the United States.

17.	Finance income/ (expense), net

Finance income/ (expense), net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2025		2024		2025		2024
Interest income	Rs.	2,040	Rs.	1,409	Rs.	912	Rs.	665
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		1,277		2,245		547		1,354
Foreign exchange gain, net		764		93		222		293
Finance income (A)	Rs.	4,081	Rs.	3,747	Rs.	1,681	Rs.	2,312
Interest expense		(1,737)		(1,355)		(907)		(757)
Finance expense (B)	Rs.	(1,737)	Rs.	(1,355)	Rs.	(907)	Rs.	(757)
Finance income, net [(A)+(B)]	Rs.	2,344	Rs.	2,392	Rs.	774	Rs.	1,555

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual effective income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

	For the six months ended September 30,				For the three months ended September 30,
	2025		2024		2025		2024
Effective tax rate		24.2%		28.0%		22.2%		30.0%
Tax expense	Rs.	9,033	Rs.	10,653	Rs.	4,082	Rs.	5,752
Tax expense/(benefit) recognized directly in the OCI	Rs.	(237)	Rs.	(10)	Rs.	(269)	Rs.	(16)

The Company’s effective tax rates for the six and three months ended September 30, 2025 were lower as compared to the six and three months ended September 30, 2024. The decrease in effective tax rates was primarily on account of:

•	the reversal of a previously recognized deferred tax asset on indexation of land, consequent to amendments made pursuant to the Finance Act (No.2) 2024 to the Income Tax Act, 1961 in India for the period ended September 30, 2024, with no such reversal applicable for the period ended September 30, 2025; and

•	a decrease in the proportion of the Company’s profits coming from higher tax jurisdictions and an increase in the proportion of profits from lower tax jurisdictions for the period ended September 30, 2025, as compared to the period ended September 30, 2024.

Tax (benefits)/expenses recognized directly in the OCI primarily relates to tax effects on the changes in fair value of cash flow hedges.

19.	Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three months and six months ended September 30, 2025 and 2024:

	For the six months ended September 30,				For the three months ended September 30,
Depreciation	2025		2024		2025		2024
Cost of revenues	Rs.	4,055	Rs.	3,479	Rs.	2,099	Rs.	1,787
Selling, general and administrative expenses		1,262		1,033		654		520
Research and development expenses		668		625		338		322
	Rs.	5,985	Rs.	5,137	Rs.	3,091	Rs.	2,629

	For the six months ended September 30,				For the three months ended September 30,
Amortization	2025		2024		2025		2024
Cost of revenues	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Selling, general and administrative expenses		3,806		2,624		1,948		1,333
Research and development expenses		25		24		12		13
	Rs.	3,831	Rs.	2,648	Rs.	1,960	Rs.	1,346

	For the six months ended September 30,				For the three months ended September 30,
Employee benefits	2025		2024		2025		2024
Cost of revenues	Rs.	7,341	Rs.	7,804	Rs.	3,483	Rs.	3,949
Selling, general and administrative expenses		19,038		17,015		9,507		8,401
Research and development expenses		3,177		3,310		1,531		1,643
	Rs.	29,556	Rs.	28,129	Rs.	14,521	Rs.	13,993

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.	Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The liability/(asset) recorded by the parent company towards this obligation was Rs.(7) and Rs.524 as of September 30, 2025 and March 31, 2025, respectively. The Company made contributions of Rs.507 and Rs.391 to the Gratuity Fund during the six months ended September 30, 2025 and the year ended March 31, 2025, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.850 and Rs.939 as of September 30, 2025 and March 31, 2025, respectively.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Share-based payments

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”), respectively, each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the six months ended September 30, 2025 under the above plans were as follows:

Particulars	Grant Date	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2007 Plan	May 9, 2025	353,057	Rs.	1,162	3 years	5 years
DRL 2018 Plan	May 9, 2025	915,763	Rs.	1,162	3 years	5 years

The terms and conditions of the grants made during the six months ended September 30, 2024 under the above plans were as follows:

Particulars	Grant Date	Number of instruments(1)	Exercise price(1)		Vesting period	Contractual life
DRL 2007 Plan	May 6, 2024	272,310	Rs.	1,270	3 years	5 years
DRL 2018 Plan	May 6, 2024	16,050	Rs.	1,270	1 to 3 years	5 years
DRL 2018 Plan	May 6, 2024	685,800	Rs.	1,270	3 years	5 years

(1)	After the October 2024 stock split (refer to Note 14 above for details), the number of equity shares issuable upon the exercise of each stock option vested and unvested, which are not exercised as on the record date (i.e., October 28, 2024) is sub-divided into five shares and the exercise price was proportionally adjusted.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant. The expected term of an option (its “option life”) is estimated based on the vesting term and contractual term.

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 9, 2025		May 6, 2024		May 6, 2024
Expected volatility		24.99%		24.65%		25.47%
Exercise price	Rs.	1,162.00	Rs.	1,270.00	Rs.	1,270.00
Option life		5.5 Years		4.5 Years		5.5 Years
Risk-free interest rate		6.16%		7.18%		7.19%
Expected dividends		0.69%		0.64%		0.64%
Grant date share price	Rs.	1,155.90	Rs.	1,258.69	Rs.	1,258.69

Share-based payment expense

	For the six months ended September 30,				For the three months ended September 30,
	2025		2024		2025		2024
Equity settled share-based payment expense(1)	Rs.	212	Rs.	208	Rs.	100	Rs.	107
Cash settled share-based payment expense(2)		203		250		(77)		117
	Rs.	415	Rs.	458	Rs.	(23)	Rs.	224

(1)	As of September 30, 2025 and 2024, there was Rs.641 and Rs.624, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.04 years and 1.97 years, respectively.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the Company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of September 30, 2025 and 2024, there was Rs. 691 and Rs.726, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.06 years and 1.91 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Related parties

The Company has entered into transactions with the following related parties:

Enterprises over which key management personnel have control or significant influence

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	Stamlo Industries Limited for hotel services;
•	Iosynth Labs Private Limited for research and development services; and
•	Zenfold Sustainable Technology Private Limited for sale and purchase of goods (a related party effective as of July 27, 2024).

Joint Venture and Associates

•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods, for research and development services;
•	Kunshan Rotam Reddy Medicine Company Limited (a subsidiary of Kunshan Rotam Reddy Pharmaceuticals Company Limited) for sale of goods;
•	O2 Renewable Energy IX Private Limited for an investment;
•	Clean Renewable Energy KK2A Private Limited for purchase of solar power; and
•	DRES Energy Private Limited for purchase of solar power and lease rentals received.

“Key management personnel” (“KMP”) consists of the Company’s Directors and members of the Company’s Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 20 of these interim financial statements for information on transactions between the Company and the Gratuity Fund.

The following is a summary of significant related party transactions:

	For the six months ended September 30,				For the three months ended September 30,
	2025		2024		2025			2024
Transactions with relatives of KMP or enterprises over which KMP have control or significant influence
Catering expenses paid	Rs.	241	Rs.	237	Rs.	168		Rs.	133
Civil works		135		169		54			72
Contributions towards social development		352		291		203			241
Research and development services received		128		117		71			68
Hotel expenses paid		33		29		17			12
Facility management services paid		21		22		16			11
Lease rentals paid		20		19		10			9
Salaries to relatives of key management personnel		18		10		11			6
Lease rentals received		1		1		-	*		-	*
Purchase of goods		37		-		10			-
Sale of goods		3		-		2			-
Transactions with Joint Venture and Associates
Investment in O2 Renewable Energy IX Private Limited		51		296		-			296
Purchase of solar power		73		67		35			31
Investment in Clean Renewable Energy KK2A Private Limited		-		21		-			21
Sale of goods		14		4		-			-

* Rounded to the nearest million.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Related parties (continued)

The Company had the following amounts due from related parties as of the following dates:

	As of
	September 30, 2025		March 31, 2025
Kunshan Rotam Reddy Pharmaceuticals Company Limited	Rs.	16	Rs.	41
Key management personnel and close members of their families		8		8
Zenfold Sustainable Technology Private Limited		3		-
DRES Energy Private Limited		-		1
Dr. Reddy’s Institute of Life Sciences		1		-

The Company had the following amounts due to related parties as of the following dates:

	As of
	September 30, 2025			March 31, 2025
Zenfold Sustainable Technology Private Limited	Rs.	3		Rs.	22
Indus Projects Private Limited		31			20
Green Park Hospitality Services Private Limited		21			17
DRES Energy Private Limited		5			3
Green Park Hotels and Resorts Limited		-	*		-	*
Stamlo Industries Limited		-	*		-	*

* Rounded to the nearest million.

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the six months ended September 30,				For the three months ended September 30,
	2025		2024		2025		2024
Salaries and other benefits	Rs.	432	Rs.	477	Rs.	218	Rs.	233
Commission to directors		187		187		81		83
Share-based payments expense		90		90		45		44
Contributions to defined contribution plans		25		18		16		9
	Rs.	734	Rs.	772	Rs.	360	Rs.	369

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of September 30, 2025 and March 31, 2025 were as follows:

		As of September 30, 2025				As of March 31, 2025
	Category	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Amortized cost	Rs.	9,906	Rs.	9,906	Rs.	14,654	Rs.	14,654
Other investments	Refer to Note 5		64,487		64,487		53,645		53,645
Trade and other receivables	Amortized cost		97,738		97,738		90,420		90,420
Derivative financial assets	FVTPL		114		114		557		557
Other assets(1)	Amortized cost		5,128		5,128		3,952		3,952
Total		Rs.	177,373	Rs.	177,373	Rs.	163,228	Rs.	163,228
Liabilities:
Trade and other payables	Amortized cost	Rs.	40,248	Rs.	40,248	Rs.	35,523	Rs.	35,523
Derivative financial liabilities	FVTPL		2,836		2,836		1,286		1,286
Long-term borrowings	Amortized cost		17,384		17,384		8,721		8,721
Short-term borrowings	Amortized cost		41,155		41,155		38,045		38,045
Other liabilities and provisions(2)	See below discussion in this Note 23		39,384		39,384		36,917		36,917
Total		Rs.	141,007	Rs.	141,007	Rs.	120,492	Rs.	120,492

(1)	Other assets that are not financial assets (such as receivables from statutory authorities, government incentives receivable, prepaid expenses, advances paid and certain other receivables) of Rs.31,976 and Rs.27,162 as of September 30, 2025 and March 31, 2025, respectively, are not included.

(2)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.16,462 and Rs.18,195 as of September 30, 2025 and March 31, 2025, respectively, are not included.

Other liabilities and provisions includes amounts measured at amortized cost of Rs.35,951 and Rs.34,001 as of September 30, 2025 and March 31, 2025, respectively, and contingent consideration measured at FVTPL of Rs.3,433 and Rs.2,916 as of September 30, 2025 and March 31, 2025, respectively.

For trade receivables, trade payables, other assets and other liabilities maturing within one year from the reporting date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2025:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	39,214	Rs.	-	Rs.	-	Rs.	39,214
FVTPL - Financial asset - Investment in limited liability partnership firms(2)		-		-		1,181		1,181
FVTPL – Financial asset – Investments in others		-		-		359		359
FVTOCI - Financial asset - Investments in equity securities		40		-		-		40
Derivative financial instruments – net (loss) on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)				(2,722)		-		(2,722)
FVTPL – Financial liability – contingent consideration		-		-		(3,433)		(3,433)

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2025:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	33,186	Rs.	-	Rs.	-	Rs.	33,186
FVTPL - Financial asset - Investment in limited liability partnership firm(2)		-		-		1,122		1,122
FVTPL - Financial asset - Investments in equity securities		86		-		1		87
FVTPL – Financial asset - Investments in others		-		-		219		219
FVTOCI - Financial asset - Investments in equity securities		49		-		-		49
Derivative financial instruments - net loss on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		(729)		-		(729)
FVTPL – Financial liability - Contingent consideration		-		-		(2,916)		(2,916)

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives are valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

(2)	Fair value of these instruments is determined based on an independent valuation report, which considers the net asset value method.

As of September 30, 2025 and March 31, 2025, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses (primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars, Euros, Thai bahts, Chilean pesos, Colombian pesos, Danish krones) and its foreign currency debt (in Russian roubles, Mexican pesos, and Brazilian reals).

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments such as borrowings as part of its foreign currency exposure risk mitigation strategy.

Hedges of changes in the interest rates

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes. The Company does not have any significant long term borrowings. Hence, the interest rate risk on borrowings is not significant.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts to hedge highly probable forecast transactions during the applicable period ended:

	For the six months ended September 30,				For the three months ended September 30,
	2025		2024		2025		2024
Net (loss)/gain recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(53)	Rs.	(5)	Rs.	(35)	Rs.	52
Net gain/(loss) recognized in OCI in respect of hedges of highly probable forecast transactions.		(939)		2,198		(1,068)		2,191
Net (loss)/gain reclassified from OCI and recognized as component of revenue upon occurrence of forecasted transaction		(921)		(124)		(555)		(81)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.795 as of September 30, 2025, as compared to a gain of Rs.143 as of March 31, 2025.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2025 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of the authorization of the interim financial statements (i.e., October 24, 2025), of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority (“NPPA”)

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the “DPCO”), the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however, it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was Rs.285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believed strengthened its defence against the demand. For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July 20, 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a “specified product” under the DPCO back to the High Court for further proceedings. During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

34

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Norfloxacin, India litigation (continued)

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company has filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as “specified products” under the DPCO and the related demand notices issued thereunder. These matters were consolidated with the Norfloxacin matter and have been adjourned to December 11, 2025 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance (“IPA”), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated September 26, 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on October 4, 2017. Further, on December 13, 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated October 4, 2017, which was dismissed by Supreme Court on January 10, 2018.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The Union of India filed an Affidavit on July 8, 2025, conceding the ground on 10% increase on Maximum Retail Price for every 12 months basis the Bard Judgement (Bharat Serums and Vaccines Limited vs Union of India & Ors.) of the Delhi High Court dated November 8, 2023, and shared the recomputed demand for Rs.664 in place of the original demand of Rs.776. The matter has been adjourned to November 27, 2025 for hearing.

Based on its best estimate, the Company has recorded a cumulative provision of Rs.500 (Rs.479 through March 31, 2025) under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

35

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Other product and patent related matters

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its generic ranitidine products sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On April 1, 2020, the U.S. FDA requested manufacturers to withdraw all ranitidine products from the market immediately.

Federal Multidistrict Litigation - MDL 2924

On February 6, 2020, the Judicial Panel for Multidistrict Litigation established MDL 2924, In re Zantac (Ranitidine) Products Liability Litigation, in the United States District Court for the Southern District of Florida (the “MDL 2924”). Federal court cases, including personal injury lawsuits and putative class actions, were transferred to the MDL 2924 and consolidated for pre-trial purposes. To date, the Company (and/or one or more of its affiliates) has been named as a defendant in more than 3,275 lawsuits in the MDL 2924.

On December 31, 2020, the MDL 2924 Court granted the generic manufacturers’ motion to dismiss all claims alleged against generic manufacturers in all the master complaints based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims were dismissed with prejudice, but the Court permitted plaintiffs to amend their pleadings as to all other claims. Plaintiffs elected not to file an amended master complaint for the third-party payor class action. For all other remaining claims, plaintiffs filed amended master complaints. The defendants filed a second round of motions to dismiss on March 24, 2021. On July 8, 2021, the Court dismissed all remaining claims against the generic manufacturers with prejudice based on federal preemption. The MDL 2924 Court’s preemption rulings as to the generic manufacturer defendants were appealed in piecemeal fashion to the United States Court of Appeals for the 11th Circuit. On November 7, 2022, the 11th Circuit affirmed the dismissal of the third-party payor claims. All other appeals related to the generic defendants were stayed for many months in light of bankruptcy proceedings involving other defendants.

The brand manufacturers continued to litigate in the MDL 2924 following dismissal of the generic manufacturers. On December 6, 2022, the MDL 2924 Court entered an Order granting the brand defendants’ motions to exclude all plaintiffs’ expert witnesses and entering summary judgment in favor of the brand defendants as to all claims involving bladder, esophageal, gastric, liver, and pancreatic cancers (the “designated cancers”). The MDL 2924 Court then set a deadline of April 12, 2023 for plaintiffs to identify general causation experts as to any non-designated cancers. On May 15, 2023, the MDL 2924 Court entered summary judgment on the basis of Daubert as to all defendants (including generics) in all cases alleging designated cancers. On July 14, 2023, the MDL 2924 Court entered an Order dismissing all non-designated cancer cases with prejudice as to all defendants (including generic manufacturers) based on plaintiffs’ failure to disclose experts. The MDL 2924 Court dismissed all economic loss class action cases on July 26, 2023 for lack of standing and granted summary judgment in defendants’ favor on the medical monitoring class action cases in light of Daubert.

The MDL 2924 Court’s Orders on Daubert and summary judgment did not apply to cases for which plaintiffs had already filed a Notice of Appeal, because the MDL 2924 Court lacked jurisdiction over those cases. To streamline the appeals, the MDL 2924 Court issued an indicative ruling, finding that, if the 11th Circuit were to return jurisdiction to the MDL 2924 Court, the MDL 2924 Court would grant summary judgment in favor of the generic manufacturer defendants based on Daubert. In light of the indicative ruling, the non-brand manufacturer defendants asked the 11th Circuit to remand the pending appeals back to the MDL 2924 Court. On September 8, 2023, the 11th Circuit severed the bankrupt defendant entities and remanded all appeals of cases naming branded and generic manufacturer defendants (“mixed-use cases”). On September 26, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants as to all designated cancer cases. On November 14, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants in non-designated cancer cases. On December 26, 2023, the 11th Circuit consolidated the appeals arising from the MDL 2924 for disposition before the same panel. The Court ordered the parties to brief generic preemption separately, but on the same schedule with all the other issues on appeal. Plaintiffs filed their opening merits briefs on April 10, 2024. Defendants’ briefs were filed on July 25, 2024. Plaintiffs’ reply briefs were filed on November 8, 2024. Oral argument has occurred on October 10, 2025.

State Court Ranitidine-related Actions

Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary and multiple other manufacturers and retailers asserting public nuisance and negligence claims. The court denied the generic defendants’ preemption motion to dismiss. Trial was scheduled for September 15, 2025, but the parties have requested a continuance. The City of Baltimore filed a similar public nuisance action, but the Maryland state court granted the generic defendants’ preemption motion to dismiss with prejudice. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health (“CFEH”) in the Superior Court of Alameda County, California. The Company and other defendants filed preemption demurrers and on May 7, 2021, the Court granted the generic manufacturer defendants’ demurrers without leave to amend. Plaintiff appealed that decision and lost in the appellate court. The Supreme Court of California denied plaintiff’s petition for review.

36

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Ranitidine recall and litigation (continued)

More than 360 plaintiffs filed suit against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. Generally, they alleged failure to warn, design defect, and negligence claims. The Company has been voluntarily dismissed from all cases filed against it in New Jersey, New York, and Pennsylvania. In Illinois, all cases alleging personal injuries from Zantac/ranitidine were consolidated for pre-trial purposes in Cook County. On August 17, 2023, the trial court judge presiding over the consolidated Illinois state court proceedings granted the generic manufacturers’ motion to dismiss all claims in the Master Complaint with prejudice based on federal preemption. Plaintiffs filed an appeal in Valadez, the first ranitidine case to go to trial. In Valadez, the plaintiffs did not appeal the defense verdict in favor of the brands, but they did appeal the pre-trial dismissal of the generic defendants on preemption grounds. The defendants’ merits brief in Valadez was filed on April 3, 2025. On June 30, 2025, the First Judicial District ruled in favor of the generics on all counts in Valadez. However, with respect to the negligent storage and transportation claim, the Court affirmed only on the basis of estoppel, and found that the trial court judge erred when he found that storage and transportation claims are preempted. On July 25, 2025, plaintiff filed a Petition for Leave to Appeal to the Illinois Supreme Court. The defendants’ answer to the Petition was filed on August 15, 2025. On September 24, 2025, the Illinois Supreme Court denied the Petition for Leave to Appeal. Separately, plaintiffs filed a Rule 304(a) motion seeking an interlocutory appeal of the trial court judge’s preemption decision as to the generic manufacturer defendants in all Illinois state court cases. The Court denied the motion without prejudice on February 10, 2025. In California, the Company was named in approximately 214 cases. All the California cases were transferred to the existing Judicial Council Coordination Proceedings (“JCCP”) in Alameda County. After multiple rounds of demurrers on preemption, the JCCP Court allowed several of plaintiffs’ claims to proceed against generic manufacturer defendants, including negligent storage and transportation, negligent product containers, failure to warn the U.S. FDA through adverse event reporting, and manufacturing defects. On December 23, 2024, the Company and plaintiffs’ counsel executed a confidential master settlement agreement to resolve the California cases pending against the Company. As of September 29, 2025, approximately 171 of the cases filed against the Company in the JCCP have been dismissed pursuant to the settlement agreement. The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Sections 45 and 46 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs. On June 1, 2023, plaintiffs served and filed a Motion Record for Certification of the proposed class action. On January 15, 2024, the plaintiffs served and filed a Third Fresh as Amended Statement of Claim, clarifying the proposed class as including: consumers who purchased generic drugs at pharmacies; prescription drug plan holders or sponsors including employers, businesses, governments, and individual plan holders or sponsors; private insurers and insurance companies that purchase or reimburse for generic drugs; and corporate and other entities that purchase or reimburse for generic drugs in the private sector.

It also clarifies the proposed class as excluding distributors, wholesalers, and pharmacies. On June 17, 2024, the plaintiffs served and filed a Supplementary Motion Record for Certification.

The Company’s and all defendants’ responding evidence to the certification motion was delivered on August 2, 2024. The plaintiffs’ reply evidence for the certification motion was delivered November 15, 2024. At the same time, the plaintiffs delivered a further amended claim (the Fourth Amended Statement of Claim), which advances new allegations representing a significant shift in the core conspiracy claim and theory of the case. In addition to the alleged market allocation conspiracy, the plaintiffs now allege that the defendant generic drug manufacturers also conspired with pharmacies to “fix invoice prices for generic drugs in Canada at the maximum formulary price,” and that the defendants facilitated this alleged conspiracy through the use of “illegal and anticompetitive kickbacks” paid to pharmacies.

37

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada (continued)

The certification motion previously set by the court for five days was rescheduled to the week of October 27, 2025. Defendants’ sur-reply evidence was filed on April 25, 2025, and the plaintiffs’ sur-sur-reply evidence was filed on May 23, 2025. Cross-examinations on the affidavits, including the experts’ reports, were completed in June 2025. The plaintiff’s written arguments were delivered on August 1, 2025, the defendants’ responding written arguments were delivered on September 12, 2025, and the plaintiff's reply written arguments were delivered on October 3, 2025.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these interim financial statements of the Company.

Revlimid® Antitrust Litigation

In 2023 and 2024, three lawsuits were filed against Dr. Reddy’s Laboratories, Inc. (“DRL Inc.”) and/or Dr. Reddy’s Laboratories Ltd. (“DRL Ltd.” and together with DRL Inc., “DRL”), and three additional groups of plaintiffs sought to add DRL to their pending actions and/or through additional lawsuits, in federal court in New Jersey concerning the drug product Revlimid® and generic equivalents. Litigation has been pending in that court since at least 2019 by various plaintiffs asserting antitrust claims and similar claims against Celgene Corporation (“Celgene”) and Bristol-Myers Squibb Company (“BMS”) related to Revlimid®, In re Revlimid & Thalomid Purchaser Antitrust Litigation, C.A. No. 19-cv-07532 (D.N.J.) (“In re Revlimid action”). Starting in 2022, certain plaintiffs also filed lawsuits in this litigation against Teva Pharmaceuticals USA Inc. (“Teva”) and Natco Pharma Limited (“Natco”) as well. Then, in 2023, plaintiffs Mayo Clinic and LifePoint Corporate Services, General Partnership filed a complaint against DRL Inc. as well as defendants Celgene, BMS, Natco, and Teva (C.A. No. 23-cv-22321 (D.N.J.)). In a second lawsuit in 2023 (C.A. No. 23-cv-22117 (D.N.J.)), plaintiff Intermountain Health, Inc. filed a complaint against DRL Inc. and the same group of defendants Celgene, BMS, Natco, and Teva (Mayo Clinic, LifePoint Corporate Services, General Partnership, and Intermountain Health, Inc., together, the “Hospital Plaintiffs”). The Hospital Plaintiffs have subsequently added DRL Ltd. as a defendant to their lawsuits. In a third lawsuit, filed in 2024 (C.A. No. 24-cv-00379 (D.N.J.)), plaintiffs Walgreen Co., Kroger Specialty Pharmacy, Inc., and CVS Pharmacy Inc. (together, the “Retailer Plaintiffs”), who previously had sued Celgene, BMS, Natco, and Teva, filed an additional complaint against DRL Inc. and DRL Ltd. The Hospital Plaintiffs’ and Retailer Plaintiffs’ actions against DRL have been consolidated with the In re Revlimid action. Subsequently, through amended complaints, three additional groups of plaintiffs have sought to add DRL as a defendant in their already pending lawsuits previously consolidated into the In re Revlimid action. The first such plaintiff is United Healthcare Services, Inc. (“United”) (C.A. No. 20-cv-18531 (D.N.J.)).

The second such group of plaintiffs is composed of Cigna Corp., Humana Inc., Blue Cross Blue Shield Association, Health Care Service Corporation, Blue Cross and Blue Shield of Florida, Inc., and Molina Healthcare, Inc. (C.A. Nos. 19-cv-07532 (D.N.J.), 21-cv-11686 (D.N.J.), 21-cv-10187 (D.N.J.), 21-cv-06668 (D.N.J.), and 22-cv-04561(D.N.J.)) (together, the “Insurer Plaintiffs”). The third such group of plaintiffs is composed of Jacksonville Police Officers and Fire Fighters Health Insurance Trust, Carpenters and Joiners Welfare Fund, Teamsters Local 237 Welfare Fund and Teamsters Local 237 Retirees’ Benefit Fund, and Teamsters Western Region and New Jersey Health Care Fund, who bring their claims on behalf of a purported class of end-payors of Revlimid® and generic equivalents (C.A. No. 22-cv-06694 (D.N.J.)) (the “EPP Plaintiffs”).

The allegations brought by the Hospital Plaintiffs, the Retailer Plaintiffs, United, the Insurer Plaintiffs, and the EPP Plaintiffs (collectively, “Plaintiffs”) against DRL in these cases are similar: they allege that the patent settlement agreement among DRL, Celgene and BMS concerning Revlimid® violated federal and state antitrust laws and state consumer protection laws by improperly delaying generic entry of Revlimid® through 2022 and then limiting generic competition of Revlimid® through 2026. The Plaintiffs’ claims against DRL are also substantially similar to the claims these plaintiffs have brought against defendants Celgene, BMS, Natco, and Teva.

Each of these lawsuits naming DRL as a defendant have been consolidated with the ongoing In re Revlimid action. A trial date has not yet been scheduled. On June 6, 2024, the court issued an order on the pending motions to dismiss filed by other defendants, in which the court dismissed all claims at issue in that motion, including claims challenging the patent settlement agreements. The order allowed plaintiffs to file amended complaints. On August 5, 2024, all Plaintiffs filed amended complaints, including the amended complaints filed by United, Insurer Plaintiffs, and EPP Plaintiffs, described above, which sought to add DRL as a defendant in those actions for the first time. On October 7, 2024, DRL and all other defendants to the In re Revlimid action filed motions to dismiss each of Plaintiffs’ lawsuits in their entirety. Those motions are pending, and discovery currently is stayed.

38

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Revlimid® Antitrust Litigation (continued)

On December 16, 2024, several of the Insurer Plaintiffs also filed substantially similar complaints to those already pending in the In re Revlimid action against DRL, Natco, Teva, and AbbVie Inc. (C.A. Nos. 24-cv-11168 (D.N.J.); 24-cv-11169 (D.N.J.); 24-cv-11176 (D.N.J.); 24-cv-1121 (D.N.J.); 24-cv-11230 (D.N.J.)) (the “Standalone Actions”). On January 13, 2025, DRL and all other defendants to the Standalone Actions filed a letter requesting the court that they be allowed to brief a motion to dismiss the Standalone Actions, including for substantially the same reasons already briefed in the motion to dismiss the claims raised in the In re Revlimid action.

On May 5, 2025, the cases were reassigned from Judge Esther Salas to Judge Michael Farbiarz, also of the District of New Jersey.  A trial date has not been set.

The Company intends to vigorously defend its positions. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision has been made in these consolidated financial statements of the Company.

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

39

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Indirect taxes related matters

Value Added Tax (“VAT”) matter

The Company has received demand notices from the Commercial Taxes Department of various states in India, objecting to the Company’s methodology of calculation of VAT refunds for periods beginning from April 2006 to March 2011 and from April 2017 to March 2018. The Company has filed an appeal before the Appellate Tribunal and believes the demand in these orders are not enforceable and will not have any significant impact on the Company.

Additionally, the Company is involved in other VAT related disputes, for which a provision of Rs.118 has been recorded as of September 30, 2025, and believes that the likelihood of any further liability that may arise pursuant to these disputes is not probable.

Notices from Commissioner of Goods and Services Tax, India

In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly availed input tax credit of Rs.307. The Company then received an order from the Additional Commissioner of Goods and Services Tax in favor of the Company’s right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order before the Commissioner of Goods and Services Tax (Appeals). The Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company’s right to claim such input tax credit availment. The Company has filed an Appeal against such order before Hon’ble High Court of Telangana.

The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of Rs.31 from the Goods and Service Tax (“GST”) authorities of various states pursuant to which it has recorded a provision of Rs.31 as of March 31, 2025.

In February 2022, the Company paid under protest an amount of Rs.123 towards a GST reverse charge. In January 2025, the Additional Commissioner of GST passed an order confirming the demand as per the show cause notice dated July 5, 2024. The Company believes that the demand in such order is not enforceable and will not have any significant impact on the Company. In April 2025, the Company filed an appeal, against such order.

Other indirect tax related matters

During the six months ended September 30, 2025, the Company received a Field Tax Audit Report from the Federal Tax service authority for one of its foreign subsidiaries for the period from January 2020 to December 2022. The report classified that certain services would be subject to value-added tax (VAT). The Company filed objections, and a revised report was issued on September 15, 2025. The Company submitted further objections, stating that the specified services should not be subject to VAT on October 6, 2025 and is awaiting the final tax assessment.

Based on its best estimate, the Company has recorded a provision of Rs.695 under “Selling, general and administrative expenses”, and believes that the likelihood of any further liability that may arise on account of this is not probable.

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is Rs.482. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these interim financial statements as of September 30, 2025.

40

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

25.	Geopolitical Conflicts

The Company considered the uncertainties relating to the escalation of conflict in the middle east, duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of such conflicts are difficult to predict, and any of them could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of these conflicts, including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of authorization of these interim financial statements (i.e., October 24, 2025).

The Company based on its judgments, estimates and assumptions expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the six months ended September 30, 2025, the impact of this conflict on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

26.	Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections of facilities of the Company which were carried out or remained open during the period ended September 30, 2025:

Month and year	Unit	Details of observations
October 2023 and September 2025	Biologics, Hyderabad, India

Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations.

Further to this inspection, five observations were noted in the Pre-Approval Inspection (“PAI”) conducted by the U.S. FDA from September 4-12, 2025, to which the Company has responded on October 3, 2025. The Company is awaiting the facility inspection classification.

May 2025	API Miryalaguda (CTO Unit-V) plant, Telangana, India	Two observations were noted in the U.S. FDA inspection, conducted from May 19-24, 2025, to which the Company has responded on June 13, 2025. The Company received an Establishment Inspection Report (“EIR”), from the U.S. FDA indicating the closure of audit and the inspection of the facility was classified as Voluntary Action Indicated.
May 2025	API Middleburgh plant, New York, U.S.A.	Two observations were noted in the U.S. FDA inspection, conducted from May 12-16, 2025, to which the Company has responded on June 9, 2025. The Company received an EIR on July 21, 2025, from the U.S. FDA indicating the closure of audit and the inspection of the facility was classified as Voluntary Action Indicated.
July 2025	Formulations Srikakulam plant 11, Andhra Pradesh, India	Seven observations were noted in the U.S. FDA inspection conducted from July 10-18, 2025, to which the Company has responded on August 8, 2025. The Company received an EIR on October 20, 2025, from the U.S. FDA indicating the closure of audit and the inspection of the facility was classified as Voluntary Action Indicated.
September 2025	API Mirfield, Yorkshire, UK	Seven observations were noted in the U.S. FDA inspection conducted from September 1-5, 2025, to which the Company has responded on September 26, 2025. The Company is awaiting the facility inspection classification.

41

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27.	Business Combination

A.	Agreement with Nestlé India Limited

On April 25, 2024, the parent company entered into a definitive agreement with Nestlé India Limited (“Nestlé India”), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities are carried out through Dr. Reddy’s and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”). This arrangement is strategically important for both companies as it allows to combine their complementary strengths and expand their reach in the nutraceutical market.

The transaction was concluded on August 1, 2024. The parent company invested Rs.7,344 in the Nutraceuticals subsidiary, while Nestlé India contributed Rs.7,056, and as a result the parent company and Nestlé India hold ownership stakes of 51% and 49% respectively. Further, Nestlé India has a call option to increase their shareholding to 60% after six years from the closing date for a purchase price based on fair market value.  Subsequently, the Nutraceutical subsidiary acquired Nestlé India’s nutraceuticals and supplements portfolio, including product licenses, teams and employees, for Rs.2,231. Additionally, a royalty is payable to Nestlé India at 4.5% of post-closing net sales of such portfolio.

The parent company accounted for the acquisition from Nestlé India under IFRS 3, “Business Combinations”. Accordingly, the parent company allocated purchase consideration and recognized product related intangibles and other intangibles of Rs.1,982, property, plant and equipment and current assets of Rs.42 and Goodwill of Rs.207, on the acquisition date (i.e., August 1, 2024).

The related acquisition costs were not material and have been charged to the consolidated income statement for the year ended March 31, 2025.

The carrying amount of the 49% shareholding held by Nestlé India, recorded under non-controlling interest, is Rs.3,593 and Rs.3,778 as at September 30, 2025 and March 31, 2025, respectively.

Refer to Note 36 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025 for further details.

B.	Business transfer agreement with Haleon

On June 26, 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) outside of the United States of America for a total consideration of up to Rs.56,121 (GBP 500), including an upfront cash payment of Rs.51,407 (GBP 458) and earn-out consideration of up to Rs.4,714 (GBP 42).

The acquisition was structured as a purchase of 100% of the shares of NorthStar Switzerland SARL, whose assets includes intellectual property, employees, agreements with commercial manufacturing organizations, marketing authorizations, and other assets related to the commercialization of brands of the NRT Business. The acquisition included all formats such as lozenge, patch, spray, and gum in all applicable global markets outside of the United States of America.

The transaction was completed on September 30, 2024. Upon completion, the Company paid Haleon an upfront cash payment of Rs.51,407 (GBP 458). An additional consideration of up to Rs.4,714 million (GBP 42 million) is payable contingent upon achieving agreed-upon sales targets in calendar years 2024 and 2025, bringing the total potential consideration to Rs.56,121 million (GBP 500 million).

The Company accounted for the transaction under IFRS 3, “Business Combinations” using the acquisition method. The fair value of consideration transferred is Rs.53,660. Based on fair valuation, the Company allocated purchase consideration and recognized product related intangibles (brands) of Rs.54,973, deferred tax liabilities of Rs.8,483 and goodwill of Rs.7,170. This acquisition pertains to the Company’s Global Generics segment.

During the three months ended March 31, 2025, the Company paid Haleon the first earnout milestone of Rs.1,655 (GBP 15) for achieving specified NRT Business sales targets in calendar year 2024 and meeting other parameters. Additional earnout consideration of up to Rs.3,027 (GBP 27) is payable to Haleon contingent upon achieving agreed-upon NRT Business sales targets in calendar year 2025, and meeting other parameters.

42

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27.	Business Combination (continued)

The fair value was estimated using the discounted cash flows technique, which considers the present value of the expected future earn-out payment discounted from their respective payment dates using a risk-adjusted discount rate. The significant unobservable inputs in the valuation is the estimated sales forecast. The Company has estimated that the prescribed sales target will be met. The Company has also estimated that any reasonably possible change in the sales for the calendar year 2025 will not result in a material change in the fair value of the contingent consideration. The contingent consideration is classified as a financial liability and any subsequent changes in its value, including due to time value of money, are recognized in the consolidated income statement.

The integration of the operations of the acquired NRT Business into the Company will happen gradually in a phased approach between April 2025 and February 2026 until the local marketing authorizations for respective geographies are transferred in the Company’s name. For the interim transition period until transfer of marketing authorizations is complete, the Company has entered into a Transitional Distribution Services Agreement whereby Haleon Group will provide temporary distribution and related services up to February 2026 across all markets, subject to a potential extension as determined mutually by the parties.

Refer to Note 36 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, for further details.

28.	Subsequent events

Please refer to Notes 24 and 26 of these interim financial statements for the details of subsequent events relating to contingencies and regulatory inspections of facilities, respectively.

43

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025, and the interim financial statements included in our report on Form 6-K for the three months ended June 30, 2025, all of which are on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Annual Report on Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management’s analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Section A:

Three months ended September 30, 2025 compared to the three months ended September 30, 2024

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended September 30,
	2025			2024
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	88,051	100%	Rs.	80,162	100%	10%
Gross profit		48,140	54.7%		47,769	59.6%	1%
Selling, general and administrative expenses		26,436	30.0%		23,007	28.7%	15%
Research and development expenses		6,202	7.0%		7,271	9.1%	(15%)
Impairment of non-current assets		662	0.8%		924	1.2%	(28%)
Other income, net		(2,673)	(3.0)%		(984)	(1.2)%	172%
Results from operating activities		17,513	19.9%		17,551	21.9%	(0%)
Finance income, net		774	0.9%		1,555	1.9%	(50%)
Share of profit of equity accounted investees, net of tax		63	0.1%		61	0.1%	3%
Profit before tax		18,350	20.8%		19,167	23.9%	(4%)
Tax expense, net		4,082	4.6%		5,752	7.2%	(29%)
Profit for the period	Rs.	14,268	16.2%	Rs.	13,415	16.7%	6%

Attributable to:
Equity holders of the parent company		14,372	16.3%		12,553	15.7%	14%
Non-controlling interests		(104)	(0.1%)		862	1.1%	(112%)

Revenues

Our overall consolidated revenues were Rs.88,051 million for the three months ended September 30, 2025, an increase of 10% as compared to Rs.80,162 million for the three months ended September 30, 2024.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended September 30,
	2025			2024
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	78,498	89%	Rs.	71,576	89%	10%
Pharmaceutical Services and Active Ingredients (“PSAI”)		9,450	11%		8,407	11%	12%
Others		103	0%		179	0%	(42%)
Total	Rs.	88,051	100%	Rs.	80,162	100%	10%

44

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.78,498 million for the three months ended September 30, 2025, an increase of 10% as compared to Rs.71,576 million for the three months ended September 30, 2024. The increase was in revenues from three of four business geographies of this segment: Europe, “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania, and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil, and Australia) as well as India. There was a decline in revenues from North America (the United States and Canada), primarily due to price erosion.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 10% resulting from acquisitions between October 1, 2024 and September 30, 2025;

•	an increase of approximately 4% resulting from additional revenues from new products launched between October 1, 2024 and September 30, 2025;

•	an increase of approximately 4% resulting from a net increase in the sales volumes of certain of the existing products in this segment; and

•	the foregoing was partially offset by a decrease of approximately 12% in sales prices of certain of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.32,408 million for the three months ended September 30, 2025, a decrease of 13% as compared to Rs.37,281 million for the three months ended September 30, 2024. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 16% in the three months ended September 30, 2025 as compared to the three months ended September 30, 2024.

This decrease in revenues was largely attributable to price erosion in certain of our existing products.

During the three months ended September 30, 2025, we launched seven new products in North America (the United States and Canada), of which five new products were launched in the United States.

During the three months ended September 30, 2025, we made five new ANDA filings with the U.S. FDA. As of September 30, 2025, we had 75 filings pending approval with the U.S. FDA, which includes 73 ANDAs and two NDAs filed under section 505(b)(2). Out of these 73 ANDA filings, 45 are Paragraph IV filings and we believe we are the first to file with respect to 22 of these filings.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom, Italy, France, and Spain as well as the global portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy category acquired from Haleon UK (the “Acquired NRT Business”). Such revenues from Europe were Rs.13,762 million for the three months ended September 30, 2025, an increase of 138% as compared to Rs.5,770 million for the three months ended September 30, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the foregoing increase in revenues of this segment was largely attributable to the additional revenues from the Acquired NRT Business, an increase in sales volumes of certain of our existing products and additional revenues from new products launched between October 1, 2024 and September 30, 2025, all of which were partially offset by a decrease in sales prices of certain of our existing products. During the three months ended September 30, 2025, we launched eight new products in Europe.

India: Our Global Generics segment’s revenues from India for the three months ended September 30, 2025 were Rs.15,780 million, an increase of 13% as compared to Rs.13,971 million for the three months ended September 30, 2024. This increase was largely attributable to increase in sales prices and volumes of certain of our existing products and additional revenues from new products launched between October 1, 2024 and September 30, 2025. During the three months ended September 30, 2025, we launched 11 new brands in India.

According to IQVIA in its report for the three months ended September 30, 2025, our secondary sales in India grew by 10.4% during such period, as compared to the Indian pharmaceutical market’s growth of 7.2%.

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Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania, and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia) for the three months ended September 30, 2025 were Rs.16,548 million, an increase of 14% as compared to Rs.14,554 million for the three months ended September 30, 2024.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended September 30, 2025 were Rs.8,747 million, an increase of 28% as compared to Rs.6,854 million for the three months ended September 30, 2024. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 13%. The increase in revenues, in absolute currency, was primarily on account of an increase in sales prices and volumes of certain of our existing products. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended September 30, 2025 were 52% of our total revenues from Russia.

According to IQVIA, as per its report for the three months ended August 31, 2025, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	For the three months ended August 31, 2025
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	0.2%	(3.9%)	13.7%	2.0%
Over-the-counter (OTC)	(5.3%)	(5.4%)	3.2%	(2.7%)
Total (Rx + OTC)	(2.3%)	(4.8%)	8.9%	(1.2%)

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,342 million for the three months ended September 30, 2025, an increase of 9% as compared to Rs.2,146 million for the three months ended September 30, 2024. This increase was largely attributable to additional revenues from new products launched between October 1, 2024 and September 30, 2025, partially offset by a decrease in the sales volumes of certain of our existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, and other countries of the former Soviet Union, Romania, and India, as well as the Acquired NRT Business, as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.5,459 million for the three months ended September 30, 2025, a decrease of 2% as compared to Rs.5,554 million for the three months ended September 30, 2024. This decrease was largely attributable to a decrease in sales prices and volumes of certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended September 30, 2025 were Rs.9,450 million, an increase of 12% as compared to Rs.8,407 million for the three months ended September 30, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to additional revenues from new products launched between October 1, 2024 and September 30, 2025.

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Gross Profit

Our total gross profit was Rs.48,140 million for the three months ended September 30, 2025, representing 54.7% of our revenues for that period, as compared to Rs.47,769 million for the three months ended September 30, 2024, representing 59.6% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended September 30,
	2025			2024
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	46,428	59.1%	Rs.	45,162	63.1%
Pharmaceutical Services and Active Ingredients (“PSAI”)		1,700	18.0%		2,518	30.0%
Others		12	11.6%		89	49.8%
Total	Rs.	48,140	54.7%	Rs.	47,769	59.6%

The gross profit margin from our Global Generics segment decreased to 59.1% of this segment’s revenues for the three months ended September 30, 2025, from 63.1% for the three months ended September 30, 2024. This decrease was mainly on account of price erosion in certain of our existing products, partially offset by favorable changes in our product mix (i.e., in the proportion of our sales of products having higher profit margins).

The gross profit margin from our PSAI segment decreased to 18.0% of this segment’s revenues for the three months ended September 30, 2025, from 30.0% for the three months ended September 30, 2024. This decrease was primarily on account of unfavorable changes in our product mix (i.e., in the proportion of our sales of products having higher profit margins) as well as lower operating leverage.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.26,436 million for the three months ended September 30, 2025, an increase of 15% as compared to Rs.23,007 million for the three months ended September 30, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 11% increase due to higher selling and advertising expenses;

•	a 5% increase due to higher personnel costs, primarily on account of new hires and annual raises;

•	a 2% increase due to higher spending on other costs, including depreciation and amortization; and

the foregoing was partially offset by

•	a 2% decrease due to lower legal and professional expenses; and

•	a 1% decrease due to lower freight outward expenses.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 30.0% for the three months ended September 30, 2025, from 28.7% for the three months ended September 30, 2024.

Research and development expenses

Our research and development expenses were Rs.6,202 million for the three months ended September 30, 2025, a decrease of 15% as compared to Rs.7,271 million for the three months ended September 30, 2024. This decrease was primarily on account of lower developmental expenditures on certain projects for our biosimilar business.

As a proportion of our total revenues, our research and development expenses decreased to 7.0% for the three months ended September 30, 2025, as compared to 9.1% for the three months ended September 30, 2024.

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Impairment of non-current assets

Our impairment of non-current assets charge was Rs.662 million for the three months ended September 30, 2025, as compared to a charge of Rs.924 million for the three months September 30, 2024. (Refer to Note 9 and Note 11 of the interim financial statements in this report for further details).

Other income, net

Our net other income was Rs.2,673 million for the three months ended September 30, 2025, as compared to Rs.984 million for the three months ended September 30, 2024. (Refer to Note 16 of the interim financial statements in this report for further details).

Finance income, net

Our net finance income was Rs.774 million for the three months ended September 30, 2025, as compared to net finance expense of Rs.1,555 million for the three months ended September 30, 2024. This decrease in net finance income was due to the following:

•	a decrease in fair value changes and profit on sale of units of mutual funds and other investments to Rs.547 million for the three months ended September 30, 2025, as compared to Rs.1,354 million for the three months ended September 30, 2024;

•	net foreign exchange gains of Rs.222 million for the three months ended September 30, 2025, as compared to Rs.293 million for the three months ended September 30, 2024; and

•	a net interest income of Rs.5 million for the three months ended September 30, 2025, as compared to a net interest expense of Rs.92 million for the three months ended September 30, 2024.

Profit before tax

As a result of the above, our profit before tax was Rs.18,350 million for the three months ended September 30, 2025, as compared to Rs.19,167 million for the three months ended September 30, 2024.

Tax expense

Our effective tax rate was 22.2% for the three months ended September 30, 2025, as compared to 30.0% for the three months ended September 30, 2024. (Refer to Note 18 of the interim financial statements in this report for further details).

Our tax expense was Rs.4,082 million for the three months ended September 30, 2025, as compared to Rs.5,752 million for the three months ended September 30, 2024.

Profit for the period

As a result of the above, our profit for the three months ended September 30, 2025 was Rs.14,268 million, representing 16.2% of our total revenues for such period, as compared to Rs.13,415 million for the three months ended September 30, 2024, representing 16.7% of our total revenues for such period.

Profit after tax attributable to the equity holders of the parent company was Rs.14,372 million for the three months ending September 30, 2025, representing 16.3% of our total revenues for such period, as compared to Rs.12,553 million for the three months ended September 30, 2024, representing 15.7% of our total revenues for such period.

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Section B:

Six months ended September 30, 2025, compared to the six months ended September 30, 2024

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the six months ended September 30,
	2025			2024
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	173,503	100%	Rs.	156,889	100%	11%
Gross profit		96,767	55.8%		94,113	60.0%	3%
Selling, general and administrative expenses		52,083	30.0%		45,698	29.1%	14%
Research and development expenses		12,446	7.2%		13,464	8.6%	(8%)
Impairment of non-current assets		662	0.4%		929	0.6%	(29%)
Other income, net		(3,412)	(2.0%)		(1,454)	(0.9%)	135%
Results from operating activities		34,988	20.2%		35,476	22.6%	(1%)
Finance income, net		2,344	1.4%		2,392	1.5%	(2%)
Share of profit of equity accounted investees, net of tax		65	0.0%		120	0.1%	(46%)
Profit before tax		37,397	21.6%		37,988	24.2%	(2%)
Tax expense / (benefit), net		9,033	5.2%		10,653	6.8%	(15%)
Profit for the period	Rs.	28,364	16.3%	Rs.	27,335	17.4%	4%

Attributable to:
Equity holders of the parent company		28,549	16.5%		26,473	16.9%	8%
Non-controlling interests		(185)	(0.1%)		862	0.5%	(122%)

Revenues

Our overall consolidated revenues were Rs.173,503 million for the six months ended September 30, 2025, an increase of 11% as compared to Rs.156,889 million for the six months ended September 30, 2024.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the six months ended September 30,
	2025			2024
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	154,118	89%	Rs.	140,434	90%	10%
Pharmaceutical Services and Active Ingredients (PSAI)		17,631	10%		16,064	10%	10%
Others		1,754	1%		391	0%	349%
Total	Rs.	173,503	100%	Rs.	156,889	100%	11%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.154,118 million for the six months ended September 30, 2025, an increase of 10% as compared to Rs.140,434 million for the six months ended September 30, 2024. The increase was in three of four business geographies of this segment: Europe, “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania, and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil, and Australia) and  India. There was a decline in revenues from North America (the United States and Canada), primarily due to price erosion.

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After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 10% resulting from acquisitions between April 1, 2024 and September 30, 2025;

•	an increase of approximately 4% resulting from additional revenues from new products launched between April 1, 2024 and September 30, 2025;

•	an increase of approximately 3% resulting from increases in sales volumes of certain of our existing products; and

•	the foregoing was partially offset by a decrease of approximately 11% resulting from decreases in sales prices of certain of our existing products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.66,531 million for the six months ended September 30, 2025, a decrease of 12% as compared to Rs.75,743 million for the six months ended September 30, 2024. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 16% in the six months ended September 30, 2025 as compared to the six months ended September 30, 2024. This decrease in revenues was largely attributable to a decrease in sales prices of certain of our existing products.

During the six months ended September 30, 2025, we launched 12 new products in North America (the United States and Canada), of which ten were launched in the United States.

Europe: Our Global Generics segment’s revenues from Europe were Rs.26,506 million for the six months ended September 30, 2025, an increase of 140% as compared to Rs.11,035 million for the six months ended September 30, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, this increase was largely attributable to the additional revenues from the Acquired NRT Business, revenues from new products launched between April 1, 2024 and September 30, 2025 and an increase in the sales volume of certain of our existing products, all of which were partially offset by a decrease in the sales prices of certain of our existing products.

India: Our Global Generics segment’s revenues from India were Rs.30,491 million for the six months ended September 30, 2025, an increase of 12% as compared to Rs.27,223 million for the six months ended September 30, 2024. During the six months ended September 30, 2025, we launched 16 new brands in India.

According to IQVIA in its Moving Annual Total report for the twelve months ended September 30, 2025, our secondary sales in India grew by 9.4% during such period, as compared to the India pharmaceutical market’s growth of 7.8%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries which we refer to as our “Rest of the World” markets, primarily South Africa, China, Brazil and Australia) for the six months ended September 30, 2025 were Rs.30,590 million, an increase of 16% as compared to Rs.26,433 million for the six months ended September 30, 2024.

Russia: Our Global Generics segment’s revenues from Russia for the six months ended September 30, 2025 were Rs.15,828 million, an increase of 28% as compared to Rs.12,401 million for the six months ended September 30, 2024. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 15%. Our OTC  division’s revenues from Russia for the six months ended September 30, 2025 were 52% of our total revenues from Russia.

According to IQVIA, as per its report for the five months  ended August 31, 2025, our sales value growth (in Russian roubles) and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the five months ended August 31, 2025
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	4.4%	(0.4%)	15.8%	2.6%
Over-the-counter (OTC)	1.8%	5.1%	6.1%	(2.0%)
Total (Rx + OTC)	3.2%	2.9%	11.3%	(0.5%)

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.4,294 million for the six months ended September 30, 2025, an increase of 6% as compared to Rs.4,063 million for the six months ended September 30, 2024.

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“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, and other countries of the former Soviet Union, Romania, and India, as well as the Acquired NRT Business, as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.10,467 million for the six months ended September 30, 2025, an increase of 5% as compared to Rs.9,968 million for the six months ended September 30, 2024.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the six months ended September 30, 2025 were Rs.17,631 million, an increase of 10% as compared to Rs.16,065 million for the six months ended September 30, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the additional revenues from new products launched between April 1, 2024 and September 30, 2025.

Gross Profit

Our total gross profit was Rs.96,767 million for the six months ended September 30, 2025, representing 55.8% of our revenues for that period, as compared to Rs.94,113 million for the six months ended September 30, 2024, representing 60.0% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the six months ended September 30,
	2025			2024
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	92,514	60.0%	Rs.	89,680	63.9%
Pharmaceutical Services and Active Ingredients (PSAI)		2,782	15.8%		4,286	26.7%
Others		1,471	83.8%		147	37.7%
Total	Rs.	96,767	55.8%	Rs.	94,113	60.0%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profit margin from our Global Generics segment decreased to 60.0% of this segment’s revenues for the six months ended September 30, 2025, from 63.9% of this segment’s revenues for the six months ended September 30, 2024. This decrease was mainly on account of price erosion in certain of our existing products, partially offset by favorable changes in our product mix (i.e., in the proportion of our sales of products having higher profit margins).

The gross profit margin from our PSAI segment decreased to 15.8% of this segment’s revenues for the six months ended September 30, 2025, from 26.7% for the six months ended September 30, 2024. This decrease was primarily on account of unfavorable changes in our product mix (i.e., in the proportion of our sales of products having higher profit margins) and lower operating leverage.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.52,083 million for the six months ended September 30, 2025, an increase of 14% as compared to Rs.45,698 million for the six months ended September 30, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 10% increase due to higher selling and advertisement expenses;

•	a 4% increase due to higher personnel costs, primarily on account of annual raises;

•	a 3% increase due to higher other cost, including depreciation and amortization expenses; and

the foregoing was partially offset by

•	a 2% decrease due to lower legal and professional expenses; and

•	a 1% decrease due to lower freight outwards expenses.

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As a proportion of our total revenues, our selling, general and administrative expenses were 30.0% for the six months ended September 30, 2025, as compared to 29.1% for the six months ended September 30, 2024.

Research and development expenses

Our research and development expenses were Rs.12,446 million for the six months ended September 30, 2025, a decrease of 8% as compared to Rs.13,464 million for the six months ended September 30, 2024. This decrease was primarily on account of lower developmental expenditure on certain projects for our biosimilar business.

Impairment of non-current assets

Our impairment of non-current assets charge was Rs.662 million for the six months ended September 30, 2025, as compared to a charge of Rs.929 million for the six months September 30, 2024. (Refer to Note 9 and Note 11 of the interim financial statements in this report for further details).

Other income, net

Our net other income was Rs.3,412 million for the six months ended September 30, 2025, as compared to Rs.1,454 million for the six months ended September 30, 2024. (Refer to Note 16 of the interim financial statements in this report for further details).

Finance income, net

Our net finance income was Rs.2,344 million for the six months ended September 30, 2025, as compared to Rs.2,392 million for the six months ended September 30, 2024. This decrease in net finance income was due to the following:

•	a decrease in fair value changes and profit on sale of units of mutual funds and other investments to Rs.1,277 million for the six months ended September 30, 2025, as compared to Rs.2,245 million for the six months ended September 30, 2024;

•	net foreign exchange gains of Rs.764 million for the six months ended September 30, 2025, as compared to Rs.93 million for the six months ended September 30, 2024; and

•	net interest income of Rs.303 million for the six months ended September 30, 2025, as compared to Rs.54 million for the six months ended September 30, 2024.

Profit before tax

As a result of the above, our profit before tax was Rs.37,397 million for the six months ended September 30, 2025, as compared to Rs.37,988 million for the six months ended September 30, 2024.

Tax expense

Our effective tax rate was 24.2% for the six months ended September 30, 2025, as compared to 28.0% for the six months ended September 30, 2024. (Refer to Note 18 of the interim financial statements in this report for further details).

Our tax expense was Rs.9,033 million for the six months ended September 30, 2025, as compared to Rs.10,653 million for the six months ended September 30, 2024.

Profit for the period

As a result of the above, our profit for the six months ended September 30, 2025 was Rs.28,364 million, representing 16.3% of our total revenues for such period, as compared to Rs.27,335 million for the six months ended September 30, 2024, representing 17.4% of our total revenues for such period.

Profit after tax attributable to the equity holders of the parent company was Rs.28,549 million for the six months ending September 30, 2025, representing 16.5% of our total revenues for such period, as compared to Rs.26,473 million for the six months ended September 30, 2024, representing 16.9% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

As of September 30, 2025, the principal debt obligations in the form of short term borrowings comprised of pre-shipment credit of Rs.27,936 million and working capital borrowings of Rs.13,219 million.

The interest rate profile for short term borrowings is given below:

September 30, 2025
	Currency(1)	Interest Rate(2)
Working capital borrowings	RUB	Key rate + 334 bps to 422 bps
	MXN	TIIE + 1.35%
	BRL	CDI+1.55%
	INR	5.85%
Pre-shipment credit	INR	T-bill + 35 bps to 70 bps

(1)	“BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles.

(2)	“CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means India Treasury bill interest rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the six months ended September 30,
	2025		2024
	(Rs. in millions)
Net cash from/(used in):
Operating activities.	Rs.	30,202	Rs.	17,812
Investing activities		(28,735)		(39,319)
Financing activities		(6,526)		25,691
Net increase/(decrease) in cash and cash equivalents	Rs.	(5,059)	Rs.	4,184

In addition to cash, inventory and accounts receivable, our uncommitted lines of credit included Rs.52,396 million available in credit under revolving credit facilities with banks as of September 30, 2025.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.30,202 million for the six months ended September 30, 2025, as compared to a cash inflow of Rs.17,812 million for the six months ended September 30, 2024.

The increase in net cash inflow of Rs.12,390 million was primarily due to a decrease in our working capital requirements, largely on account of an increase in trade payables and a decrease in other assets and other liabilities, net.

Further, our average days’ sales outstanding (“DSO”) as of September 30, 2025 and September 30, 2024 were 100 days and 97 days, respectively.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash outflows of Rs.28,735 million and Rs.39,319 million for the six months ended September 30, 2025 and 2024, respectively. This change of Rs.10,584 million was primarily on account of the following:

•	Purchase of other investments, net of sale, of Rs.9,542 million for the six months ended September 30, 2025, as compared to net proceeds from sale of other investments of Rs.24,662 million for the six months ended September 30, 2024; and

•	the acquisition of property, plant and equipment, and other intangible assets including acquisition of business, net of dispositions, of Rs.19,901 million for the six months ended September 30, 2025, as compared to Rs.64,944 million for the six months ended September 30, 2024.

Cash Flows used in Financing Activities

Our financing activities resulted in net cash outflows of Rs.6,526 million for the six months ended September 30, 2025, as compared to net cash inflows of Rs.25,691 million for the six months ended September 30, 2024. This change was primarily on account of the following:

•	net proceeds from short-term borrowings of Rs.2,675 million for the six months ended September 30, 2025, as compared to Rs.27,556 million for the six months ended September 30, 2024;

•	proceeds from the issuance of share capital constituting a non-controlling interest of Rs.7,056 million for the six months ended September 30, 2024 (see Note 27.A of the interim financial statements in this report for details) as compared to Rs.0 for the six months ended September 30, 2025; and

•	interest paid of Rs.2,265 million for the six months ended September 30, 2025, as compared to Rs.1,681 million for the six months ended September 30, 2024.

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ITEM 4. OTHER MATTERS

Transfer of equity shares by Promoters to family trust:

According to an amendment No. 6 to Schedule 13D filed with the U.S. Securities and Exchange Commission on September 18, 2025: (i) Mr. K. Satish Reddy transferred 75,630,620 equity shares to the VSD Family Trust on September 17, 2025, and (ii) Mr. G.V. Prasad transferred 96,095,920 equity shares to the GVP Family Trust on September 17, 2025.

The shares have been transferred by the Promoters to the said trusts pursuant to an exemption provided by SEBI Order dated December 31, 2024, bearing reference number WTM/ASB/CFD/16/2024-25.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: October 24, 2025	By:	/s/ Kumar Randhir Singh
		Name:	Kumar Randhir Singh
		Title:	Company Secretary

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